Exhibit 99.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MIH INTERNET HOLDINGS B.V.,

MIH INVESTMENTS MERGER SUB LIMITED

and

DESPEGAR.COM, CORP.

Dated as of December 23, 2024

TABLE OF CONTENTS

i

ii

EXHIBIT A	Form of Articles of Merger
EXHIBIT B	Form of Plan of Merger
EXHIBIT C	Form of Voting and Support Agreement

iii

AGREEMENT AND PLAN OF MERGER, dated as of December 23, 2024 (this “Agreement”), by and among MIH Internet Holdings B.V., a Netherlands private limited liability company (besloten vennootschap) (“Parent”), MIH Investments Merger Sub Limited, a British Virgin Islands business company with limited liability with BVI company number 2165599 and a wholly owned Subsidiary of Parent (“Merger Sub”), and Despegar.com, Corp., a British Virgin Islands business company with limited liability with BVI company number 1936519 (the “Company” and together with Parent and Merger Sub, collectively, the “parties” and each individually a “party”). All capitalized terms used in this Agreement will have the meanings assigned to such terms in Section 9.03 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the BVI Business Companies Act (Revised Edition 2020) (as amended) (the “BVI Act”), Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will thereupon cease and the Company will continue as the surviving company in the Merger and a wholly owned Subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”) has formed a Transaction Committee of the Company Board (the “Transaction Committee”) and the Transaction Committee, by resolutions adopted at a meeting duly called and held, has unanimously (a) determined that this Agreement, the Merger and the other Transactions (as defined below) to be consummated by the Company are advisable and fair to, and in the best interests of, the Company and its shareholders, (b) recommended that the Company Board authorize and approve the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions to be consummated by the Company, including the Merger, and (c) recommended that, subject to approval by the Company Board, the Company Board recommend adoption of this Agreement and approval of the Merger by the shareholders of the Company and direct that the adoption of this Agreement be submitted to a vote of the Company’s shareholders;

WHEREAS, the Company Board, by resolutions duly adopted at a meeting duly called and held, has, acting upon the recommendation of the Transaction Committee, (a) determined that this Agreement, the Merger and the other Transactions to be consummated by the Company are advisable and fair to, and in the best interests of, the Company and its shareholders, (b) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions to be consummated by the Company, including the Merger, and (c) resolved, subject to Section 6.03(e), to recommend adoption of this Agreement and approval of the Merger by the shareholders of the Company;

WHEREAS, the board of directors of Merger Sub has (a) determined that this Agreement, the Merger and the other Transactions to be consummated by Merger Sub are advisable and fair to, and in the best interests of, Merger Sub and its sole shareholder, (b) duly authorized and approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Transactions to be consummated by it, including the Merger, and (c) resolved to recommend adoption of this Agreement and approval of the Merger by the sole shareholder of Merger Sub;

WHEREAS, the board of directors of Parent (the “Parent Board”) has duly authorized and approved the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions to be consummated by it;

WHEREAS, upon consummation of the Merger, each Share (as defined below) issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (as defined below), will be canceled and converted into the right to receive the Merger Consideration (as defined below), upon the terms and subject to the conditions of and any exceptions in this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Company (including the holder of the Series A Preferred Shares) have entered into a voting and support agreement with Parent in the form attached as Exhibit C (each a “Voting Agreement”), pursuant to which such shareholders have agreed to vote in favor of, and support the consummation of, the Merger in accordance with the terms thereof (including by agreeing to provide the Series A Preferred Shareholder Approval).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

Article I

THE MERGER

Section 1.01         The Merger. Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the BVI Act, at the Effective Time, Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving company (the “Surviving Company”) in the Merger and a wholly owned Subsidiary of Parent, and Merger Sub shall be struck off the BVI Register of Companies in accordance with the BVI Act.

Section 1.02         Closing. Unless this Agreement shall have been validly terminated in accordance with Section 8.01, the closing of the Merger (the “Closing”) will take place by electronic exchange of the required closing deliverables at 10:00 a.m., New York time, on the third (3rd) Business Day after the satisfaction or written waiver (where permissible under applicable Law) of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing but subject to their satisfaction or written waiver (where permissible) at such time), unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.03         Effective Time. On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, Merger Sub and the Company shall execute and file as a premium filing (as such term is used by the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”)) articles of merger in substantially the form attached as Exhibit A hereto (the “Articles of Merger”), which will have attached to it a plan of merger in substantially the form attached as Exhibit B hereto (the “Plan of Merger”) with the Registrar (in each case with the appropriate modifications to take account of the relevant treatment of the Series A Preferred Shares contemplated by Section 2.01(b) of this Agreement), and at the Closing, shall make any and all other filings or recordings required under the BVI Act in connection with the Merger (including the filing by Merger Sub’s registered agent of a letter confirming it has no objections to the Merger). The Merger shall become effective at such time as the Articles of Merger are duly registered by the Registrar, or at such other date or time as Parent and the Company shall agree in writing (subject to the requirements of the BVI Act) and shall specify in the Articles of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 1.04         Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Articles of Merger, the Plan of Merger and the applicable provisions of the BVI Act. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Company, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 1.05         Governing Documents. Unless otherwise determined by Parent prior to the Effective Time, and by virtue of the Merger and pursuant to the Articles of Merger, but subject to, and without limiting, Section 6.04, the Company Governing Documents as in effect immediately prior to the Effective Time shall be the memorandum and articles of association of the Surviving Company.

Section 1.06         Directors and Officers of the Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company. At the Closing, (A) the Company shall deliver or procure to be delivered (i) to the Company Board (with copies to Parent and Merger Sub) letters of resignation from each of the existing directors (other than the Series A Director and the Expedia Director) and officers of the Company (or shall otherwise procure such directors and officers are removed effective as of the Effective Time) resigning effective as of, and contingent on, the Effective Time and (ii) to Parent and Merger Sub, a copy of resolutions of the Company Board appointing the directors and officers of Merger Sub to fill the available vacancies, in each case, effective as of the Effective Time, and (B) Parent and Merger Sub shall deliver letters from each director and officer of Merger Sub consenting to so act as a director and/or officer of the Surviving Company effective as of the Effective Time. The Company shall use commercially reasonable efforts to procure the resignation of the Series A Director and the Expedia Director effective as of the Effective Time.

Section 1.07         Subsequent Actions. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

Article II

EFFECTS ON SECURITIES; Exchange Procedures

Section 2.01         Effects on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)           Conversion of Ordinary Shares. Each Ordinary Share issued and outstanding immediately prior to the Effective Time, other than Ordinary Shares to be canceled in accordance with Section 2.01(c) or Section 2.04 or Dissenting Shares (collectively, the “Excluded Shares”), shall be canceled and shall be converted automatically into the right to receive $19.50 in cash, without interest (the “Ordinary Share Consideration”). The Ordinary Share Consideration is payable in accordance with Section 2.02(b).

(b)           Treatment of Series A Preferred Shares.

(i)         Provided the Series A Preferred Shareholder Approval has been obtained and is in full force and effect at Closing, each Series A Preferred Share issued and outstanding immediately prior to the Effective Time (together with the Ordinary Shares, the “Shares”), shall be canceled and shall be converted automatically into the right to receive a cash price per Series A Preferred Share equal to (a) the product of (x) 110.0% and (y) the sum of (i) $1,000 per share and (ii) any Accrued Dividends per Series A Preferred Share, plus (b) without duplication, any accrued and unpaid Dividends to, but excluding, the Closing Date (the “Series A Preferred Share Consideration” and together with the Ordinary Share Consideration, the “Merger Consideration”). From and after the Effective Time, holders of the Series A Preferred Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Series A Preferred Shares, except the right to receive the Series A Preferred Share Consideration in accordance with this Section 2.01(b). The Series A Preferred Share Consideration is payable in accordance with Section 2.02(b).

(ii)        If the Series A Preferred Shareholder Approval has not been obtained or is not in full force and effect at the Closing, each Series A Preferred Share issued and outstanding immediately prior to the Effective Time shall remain outstanding as a Series A Preferred Share of the Surviving Company and shall be unaffected by the Merger. In such a case, the references to “Merger Consideration” in this Agreement shall be deemed to exclude the Series A Preferred Share Consideration and the references to “Shares” shall be deemed to exclude the Series A Preferred Shares.

(c)           Cancellation of Treasury Shares and Parent-Owned Shares. Each Share held in the treasury of the Company or owned by any direct or indirect wholly owned Company Subsidiary and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled for no consideration (and without any conversion thereof and no payment or distribution shall be made with respect thereto).

(d)           Shares of Merger Sub. Each ordinary share, without par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable ordinary share, without par value, of the Surviving Company (each, a “Surviving Company Ordinary Share”).

Section 2.02         Exchange Procedures and Payment Fund.

(a)           Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company approved (such approval not to be unreasonably withheld, conditioned or delayed) in advance by the Company (the “Paying Agent”), and enter into a paying agent agreement, in form and substance reasonably acceptable to the Company (the “Paying Agent Agreement”), with such Paying Agent for the purpose of paying to the holders of (i) Shares represented by both book-entry and certificates (“Certificated Shares” with such certificates representing Shares being referred to as “Share Certificates”) and (ii) Shares represented exclusively by book-entry (“Book-Entry Shares”) the Merger Consideration in accordance with this Article II. At or prior to the Effective Time, Parent shall deposit, or cause Merger Sub to deposit, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares), cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(a) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, and that such investments shall only be invested in the manner provided in the Paying Agent Agreement. In the event the amount of the Payment Fund is insufficient to make the payments contemplated by Section 2.01(a), Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Payment Fund, at all relevant times, is maintained at a level sufficient to make such payments. Any net profit resulting from, or interest or income produced by, such investments shall be the property of, and payable to, the Surviving Company.

(b)           Exchange Procedures. As promptly as practicable after the Effective Time (and in any event, within two (2) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of Certificated Shares, the underlying Shares of which were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery of the Share Certificates representing such Shares shall be effected, and risk of loss and title to the Share Certificates shall pass, only upon delivery of such Share Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent, and shall otherwise be in customary form and have such other provisions as Parent or the Paying Agent may reasonably specify; and (ii) instructions for effecting the surrender of the Share Certificates in exchange for payment of the Merger Consideration. Upon surrender of Share Certificates (or effective affidavits of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Share Certificates, the holder of such Share Certificates shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to such holder, in accordance with the letter of transmittal and instructions thereto, the Merger Consideration for each Share formerly represented by such Share Certificates (subject to any withholding of Taxes required by applicable law as provided in Section 2.02(e)). Any Share Certificates so surrendered shall forthwith be canceled. The Merger Consideration paid upon the surrender of Share Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to Shares formerly represented by such Share Certificates. If payment of the Merger Consideration is to be made to a person other than the person in whose name any surrendered Share Certificate is registered, it shall be a condition precedent of payment that the person requesting such payment shall have paid any transfer or other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Shares that the Share Certificate so surrendered represented or shall have established to the satisfaction of the Paying Agent that such Taxes either have been paid or are not payable. Any holder of Book-Entry Shares shall not be required to deliver a Share Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after the Effective Time (and in any event, within one (1) Business Day thereafter), the Merger Consideration payable for each such Book-Entry Share. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. Until exchanged as contemplated hereby, each Certificated Share or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement. No interest shall be paid or shall accrue on any cash payable to holders of Certificated Shares or Book-Entry Shares pursuant to the provisions of this Article II.

(c)           No Further Rights. From and after the Effective Time, holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares and as shareholders of the Company, except (i) the right to receive the Merger Consideration in accordance with Section 2.01(a), and Section 2.01(b) and (ii) as provided herein or by Law.

(d)           Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of Shares (other than Excluded Shares) twelve (12) months after the Effective Time shall be delivered to the Surviving Company and any holders of Shares (other than Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for, and the Surviving Company shall remain liable for, payment of their claim for the Merger Consideration. Any portion of the Payment Fund remaining unclaimed by holders of Shares (other than Excluded Shares) as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto. Neither Parent nor the Surviving Company shall be liable to any person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)           Withholding Rights. Each of the Paying Agent, the Surviving Company, Parent and their respective agents shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Equity Awards such amounts as it is required to deduct and withhold with respect to such payment under all applicable federal, state or local Tax laws and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so withheld by the Paying Agent, the Surviving Company, Parent or their respective agents, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Equity Awards in respect of which such deduction and withholding were made by the Paying Agent, the Surviving Company, Parent or their respective agents, as the case may be. Parent shall cooperate in taking reasonable actions identified by the Company that would establish exemptions from or reductions of any anticipated withholding (other than for the avoidance of doubt in respect of amounts treated for tax purposes as compensation).

(f)            Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and (ii) if required by the Surviving Company, an indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Company, the Paying Agent shall pay in respect of such lost, stolen or destroyed Share Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01(a) or Section 2.01(b).

Section 2.03         Register of Members. On the Business Day immediately preceding the Closing, the Company shall deliver to Parent a certified copy of the register of members of the Company as of the day immediately prior to the Closing Date and cause the register of members of the Company to be closed, and there shall be no further registration of transfers of Shares thereafter in the register of members of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent or Parent for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(a) or Section 2.01(b).

Section 2.04         Equity Awards.

(a)           At the Effective Time, each outstanding and unexercised option to purchase Shares granted under any Company Stock Plan (each, a “Company Option”), whether vested or unvested, with an exercise price per Share that is less than the Ordinary Share Consideration shall, by virtue of the Merger and without further action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the amount by which the Ordinary Share Consideration exceeds the applicable exercise price per Share of such Company Option and (ii) the aggregate number of Shares remaining issuable upon exercise of such Company Option, less applicable Taxes and authorized deductions. Parent shall cause the Surviving Company to make the payments contemplated by this Section 2.04(a), through the Surviving Company’s payroll system, as promptly as practicable following the Effective Time (and in no event later than the Surviving Company’s next ordinarily scheduled payroll run that occurs at least four (4) Business Days following the Effective Time).

(b)           At the Effective Time, each Company Option, whether vested or unvested, that has an exercise price per Share that is equal to or greater than the Ordinary Share Consideration shall, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled without the payment of consideration.

(c)           At the Effective Time, each Company RSU that is vested as of immediately prior to the Effective Time (each, a “Vested RSU”), shall, by virtue of the Merger and without further action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Ordinary Share Consideration and (ii) the aggregate number of Shares subject to such Vested RSU, less applicable Taxes and authorized deductions. Parent shall cause the Surviving Company to make the payments contemplated by this Section 2.04(c), through the Surviving Company’s payroll system, as promptly as practicable following the Effective Time (and in no event later than the Surviving Company’s next ordinarily scheduled payroll run that occurs at least four (4) Business Days following the Effective Time).

(d)           At the Effective Time, each outstanding Company RSU that is not a Vested RSU or a Continued RSU (each, an “Other RSU”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into a contingent right to receive from the Surviving Company or any of its Affiliates an aggregate amount (without interest) in cash (a “Restricted Cash Award”) equal to the product of (i) the Ordinary Share Consideration and (ii) the aggregate number of Shares subject to such Other RSU, less applicable Taxes and authorized deductions. Each such Restricted Cash Award assumed and converted pursuant to this Section 2.04(d) shall continue to have, and shall be subject to, the same vesting terms and conditions and settlement schedule as applied to the corresponding Other RSU immediately prior to the Effective Time.

(e)           At the Effective Time, each outstanding Company RSU that was granted on or following the date of this Agreement (each, a “Continued RSU”) shall, by virtue of the Merger and without any action on the part of the holder thereof, remain outstanding as a restricted stock unit in respect of Surviving Company Ordinary Shares (each, a “Surviving Company RSU”) (subject to any necessary adjustment to prevent dilution or enlargement of the rights of the holder with respect thereto) and on substantially the same terms and conditions (including vesting) as in effect immediately prior to the Effective Time (including any “double-trigger” vesting provisions applicable to the Continued RSUs pursuant to their terms as in effect as of the Effective Time); provided that, upon vesting and settlement, the Surviving Company RSUs may be settled at the written election of the holder (which election shall be made no later than two Business Days prior to the settlement date of the Surviving Company RSU; provided that, if the Surviving Company does not receive a written election from the holder of such Surviving Company RSU, the Surviving Company may determine the form of settlement) in either (i) cash or (ii) publicly traded equity securities (such as “N” ordinary shares in the capital of Prosus N.V.), in each case less applicable Taxes and authorized deductions, where the fair market value of the Surviving Company RSUs shall be determined by the independent appraiser that values all the investment companies of Parent and its Affiliates in accordance with their normal valuation procedures; provided that, Parent shall cooperate with the Surviving Corporation in good faith to ensure that treatment of the Surviving Company RSUs shall be in accordance with applicable Law.

(f)           Prior to the Effective Time, the Company Board (and/or the compensation committee (or equivalent committee) of the Company Board) shall adopt such resolutions as are necessary to give effect to the transactions contemplated by this Section 2.04. From and after the Effective Time, holders of Equity Awards shall cease to have any rights with respect to such Equity Awards, except the right to receive the payments contemplated by this Section 2.04. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Company will be required to deliver Shares to any person pursuant to or in settlement of any Equity Awards.

Section 2.05         Certain Adjustments. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, by reason of any share dividend, subdivision, reclassification, recapitalization, split, division, combination, consolidation, issue of bonus shares or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.06         Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, and only to the extent available under the BVI Act, if a holder of Shares (a “Dissenting Shareholder”) properly demands in writing, and does not withdraw or lose, its dissenters’ rights for such Shares, in accordance with Section 179 of the BVI Act (the “Dissenting Shares”) and otherwise complies with all provisions of the BVI Act relevant to the exercise and perfection of dissenters’ rights, then such Shares shall not be converted into the right to receive the Merger Consideration, and the Dissenting Shareholder shall be entitled to receive an amount for such Dissenting Shares calculated in accordance with Section 179 of the BVI Act (the “Dissenter Consideration”). For the avoidance of doubt, from and after the Effective Time, the Dissenting Shares will automatically be cancelled as a result of the Merger and will cease to exist or be outstanding and each shareholder who has properly exercised such dissenters’ rights will cease to be a member or shareholder of the Company (and will not be a member or shareholder of the Surviving Company) and will not have any rights of a shareholder of the Company or the Surviving Company with respect to the Dissenting Shares (including any right to receive such holder’s portion of the Merger Consideration), except the right to receive payment of the Dissenter Consideration, unless, after the Effective Time, such holder fails to perfect or withdraws or otherwise loses his, her or its right to dissent, in which case the Dissenting Shares will only have the right to receive the Merger Consideration, without interest thereon, upon surrender of the Share Certificates, if any, in accordance with this Article II. The Company shall give Parent prompt notice and copies of any written objection to the Merger, any written notice of a decision to elect to dissent or other instruments given pursuant to Section 179 of the BVI Act, any attempted withdrawals of such objections, elections, demands and any other instruments served pursuant to the BVI Act and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and direct all negotiations and Actions with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, approve any withdrawal of any such demands or agree to do any of the foregoing.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the section or subsection of the disclosure schedule prepared by the Company and delivered to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) corresponding to the particular section or subsection of this Article III, or to the extent the qualifying nature of a disclosure in any other section or subsection of the Company Disclosure Schedule with respect to a specific representation and warranty is readily apparent on the face of such disclosure, or (b) other than with respect to Section 3.01, Section 3.04, Section 3.05, Section 3.06(b), Section 3.23, Section 3.24 and Section 3.25, as disclosed in any SEC Reports filed after January 1, 2022 and at least two (2) Business Days prior to the date of this Agreement (but (i) without giving effect to any amendment thereof filed with the Securities and Exchange Commission (the “SEC”) on or after the date that is two (2) Business Days prior to the date of this Agreement, and (ii) excluding any risk factor disclosures contained under the heading “Risk Factors” (other than any factual information contained therein) and any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are forward-looking, cautionary or predictive in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01         Organization and Qualification. The Company is a business company, validly existing and in good standing under the laws of the British Virgin Islands and has the requisite power and authority to own and operate its properties and to carry on its business as it is now being conducted, except where the failure to be in good standing would not have a Company Material Adverse Effect. The Company is duly qualified or licensed as a foreign legal entity to do business, and is in good standing, in each jurisdiction where the character of the assets and properties owned or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Company Material Adverse Effect.

Section 3.02         Subsidiaries.

(a)           Section 3.02(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of the name and jurisdiction of organization of each Company Subsidiary and each holder of any and all Equity Interests of each Company Subsidiary. Except for the Equity Interests of the Company Subsidiaries, the Company does not directly or indirectly own any Equity Interests in any other person.

(b)           Each Company Subsidiary is a corporation or other entity validly existing and in good standing (or the equivalent concept to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization. Each Company Subsidiary is duly qualified, licensed or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of its business as now conducted requires such qualification, license or authorization, except where the failure to be so qualified, licensed or authorized or in good standing would not have a Company Material Adverse Effect. Each Company Subsidiary has all requisite corporate power and authority and all permits necessary to own and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such permits would not have a Company Material Adverse Effect.

(c)           Each outstanding Equity Interest of a Company Subsidiary that is held, directly or indirectly, by the Company is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such Equity Interest is owned by the Company or a Company Subsidiary free and clear of all Liens (other than Permitted Liens).

(d)           There are no Equity Interests or outstanding equity awards of any Company Subsidiary obligating the Company or any Company Subsidiary to issue, sell or grant any Equity Interests of any Company Subsidiary.

Section 3.03         Company Governing Documents. The Company has made available to Parent a true and complete copy of (a) the Company Governing Documents and (b) the memorandum and articles of association, certificate of incorporation and bylaws or equivalent organizational documents of each Company Subsidiary, each as in effect as of the date of this Agreement. Each such certificate of incorporation and bylaws (or equivalent organizational documents) is in full force and effect as of the date of this Agreement. The Company is not in violation of any provisions of the Company Governing Documents. None of the Company Subsidiaries is in violation of any of the provisions of its certificate of incorporation and bylaws (or equivalent organizational documents).

Section 3.04         Capitalization.

(a)           The Company is authorized to issue an unlimited number of shares which currently consists of (i) an unlimited number of ordinary shares, without par value (the “Ordinary Shares”), (ii) 150,000 series A preferred shares, without par value (the “Series A Preferred Shares”) and (iii) 50,000 series B preferred shares, without par value (the “Series B Preferred Shares” and, collectively with the Ordinary Shares and the Series A Preferred Shares, the “Company Shares”).

(b)           As of December 20, 2024 (the “Capitalization Date”): (i) 84,442,286 Ordinary Shares were issued and 83,587,725 Ordinary Shares were outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights; (ii) 150,000 Series A Preferred Shares were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights; (iii) no Series B Preferred Shares were issued and outstanding; (iv) 854,561 Ordinary Shares were held in the treasury of the Company; (v) no Ordinary Shares were held by the Company Subsidiaries; and (vi) 6,502,403 Ordinary Shares were reserved for future issuance in connection with the Company Stock Plans (including 386,180 Ordinary Shares subject to issued and outstanding Company Options and 960,716 Ordinary Shares subject to issued and outstanding equity-settled Company RSUs). All Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights.

(c)            The Company has provided a true and complete list, as of the date of this Agreement, of (i) the number of Ordinary Shares subject to each outstanding Company Option, the name of the holder, the exercise price, the grant date, the exercise period and the vesting schedule of each such Company Option, and (ii) the number of Ordinary Shares subject to each outstanding Company RSU, the name of the holder, the grant date, the vesting schedule and the settlement date of each such Company RSU.

(d)            There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) of any member of the Company Group issued and outstanding or reserved for issuance. There are no outstanding obligations under Contract (other than any such Contract with Parent or its Affiliates) or otherwise of any member of the Company Group to repurchase, redeem or otherwise acquire any Equity Interests of any member of the Company Group or any other person, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Equity Interests of any member of the Company Group or any other person, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any member of the Company Group or any other person. Other than any Contract to which Parent or its Affiliates is party, none of the Company nor any other member of the Company Group is a party to any shareholders’ agreement, voting trust agreement or registration rights agreement relating to any Equity Interests or any other Contract relating to disposition, voting or dividends with respect to any Equity Interests.

(e)            Except as set forth in this Section 3.04, there are no Equity Interests or outstanding Equity Awards of the Company obligating the Company to issue, sell or grant any Equity Interests of the Company.

Section 3.05         Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions to be consummated by it (subject, in the case of the consummation of the Merger, to the receipt of the Company Shareholder Approval). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions to be consummated by it have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions to be consummated by it (subject, in the case of the consummation of the Merger, to the receipt of the Company Shareholder Approval, the filing of appropriate merger documents as required by the BVI Act and the registration of the Merger by the Registrar). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity) (the “Enforceability Exceptions”).

Section 3.06         No Conflict; Required Filings and Consents.

(a)            The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions to be consummated by it will not, (i) conflict with or violate the Company Governing Documents, (ii) assuming that all waiting period terminations or expirations, consents, approvals and other authorizations described in Section 3.06(b) have been obtained and that all filings and other actions described in Section 3.06(b) have been made or taken and the Company Shareholder Approval has been obtained, conflict with or violate any federal, state, local or non-U.S. law, common law, statute, ordinance or law, or any executive order, rule, regulation, standard, Order or agency requirement of any Governmental Authority (“Law”) applicable to the Company Group or by which any property or asset of the Company Group is bound, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by any member of the Company Group under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the loss of any benefit under, or the creation of any Lien on the properties or assets of the Company Group pursuant to, any Material Contract to which a member of the Company Group is a party or by which a member of the Company Group or any property or asset of a member of the Company Group is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b)            The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions to be consummated by it will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or non-U.S. government, regulatory or administrative authority or commission or other governmental authority or instrumentality, accrediting body, administrative contractor or fiscal intermediary, or self-regulatory organization, domestic or non-U.S., or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for (i) applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, (ii) any filings required under the rules and regulations of the NYSE, (iii) the filing of the Articles of Merger (exhibiting the Plan of Merger) with the Registrar pursuant to the BVI Act, (iv)  the notification and waiting period or approval requirements of such other Antitrust Laws or Foreign Investment Laws set forth on Section 3.06(b) of the Company Disclosure Schedule, and (v) when the failure to obtain such consent, approval, authorization or permit of, or to make such filing with or notification to, any Governmental Authority would not have a Company Material Adverse Effect.

Section 3.07         Permits. Except as would not have a Company Material Adverse Effect, each member of the Company Group is in possession of all licenses, permits, approvals, accreditations, certificates, easements, concessions, franchises, variances, exemptions, consents, registrations, clearances, billing or provider numbers, waivers, orders and operating certificates of any Governmental Authority applicable to it and necessary for each such entity to carry on its business as it is now being conducted (the “Company Permits”), and each such Company Permit held by the Company or a Company Subsidiary is in full force and effect. Except as would not have a Company Material Adverse Effect, each member of the Company Group has timely submitted all renewal applications, reports, forms, registrations and documents required to be filed and paid all fees and assessments in connection with the Company Permits and has not received any written notice from a Governmental Authority alleging that it has failed to hold any Company Permits. Except as would not have a Company Material Adverse Effect, no member of the Company Group is, or since January 1, 2022 (the “Lookback Start Date”), has been, in conflict with, or in default, breach or violation of, any Company Permit to which such entity is a party or by which such entity or any property or asset of such entity is bound. Except as would not have a Company Material Adverse Effect, (i) each member of the Company Group is in compliance with the rules and regulations of the Governmental Authority issuing such Company Permits; (ii) there is not pending or, to the Knowledge of the Company, threatened in writing, before any other Governmental Authority any proceeding, notice of violation, order of forfeiture or complaint or investigation against any member of the Company Group relating to any conflict with, or default, breach or violation of, any of the Company Permits or any actual or threatened revocation, cancellation, termination, suspension, restriction, adverse modification or non-renewal of any such Company Permit; and (iii) the actions of the applicable Governmental Authorities granting all Company Permits have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to the Knowledge of the Company, threatened in writing, any application, petition, objection or other pleading with any other Governmental Authority which challenges or questions the validity of or any rights of the holder under any Company Permit.

Section 3.08         Compliance.

(a)            Except as would not be material to the Company Group, taken as a whole, the businesses of the Company and each Company Subsidiary are, and since the Lookback Start Date, have been conducted in compliance with, and neither the Company nor any of the Company Subsidiaries is, or since the Lookback Start Date, has been, in violation of, in each case, any Laws applicable to such entity or by which any property or asset of such entity is bound.

(b)            Except as would not be material to the Company Group, taken as a whole, no investigation by any Governmental Authority with respect to any member of the Company Group is pending or, to the Company’s Knowledge, threatened in writing, nor has any Governmental Authority indicated in writing an intention to conduct the same.

(c)            Except as would not be material to the Company Group, taken as a whole, no member of the Company Group is or, since the Lookback Start Date, has been, and none of their respective directors, officers or, to the Knowledge of the Company, employees or independent contractors is or has been, suspended or debarred from doing business by any Governmental Authority or declared ineligible for government contracting and, to the Company’s Knowledge, no such suspension or debarment action has been commenced.

(d)            Except as would not be material to the Company Group, taken as a whole, since the Lookback Start Date, the Company has not received any complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law.

Section 3.09         Reports; SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)            The Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) since the Lookback Start Date (such documents and any other documents filed by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “SEC Reports”). As of their respective dates, or, if amended prior to the date hereof, as of the date of the last such amendment, the SEC Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and/or the Sarbanes-Oxley Act, as the case may be, and, in each case, the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)            Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim statements, as permitted by the rules of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to the absence of notes and normal and recurring year-end adjustments, which, individually or in the aggregate, are not material in amount).

(c)            The Company maintains a system of internal controls over financial reporting (as defined in Rules 3a-15(f) and 15d-15(f) of the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. The Company (A) has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (B) has disclosed, based on the most recent evaluation by its Chief Executive Officer and its Chief Financial Officer, to the Company’s auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d)            No member of the Company Group is a party to, or has any commitment to become a party to, any securitization transaction, joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any member of the Company Group in the Company’s published financial statements or other SEC Report.

(e)            Neither the Company nor any Company Subsidiary has any liability or obligation of any nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations (i) reflected or reserved against on the consolidated balance sheet of the Company as at December 31, 2023 (including the notes thereto) included in the Company’s Report of Foreign Private Issuer on Form 20-F for the fiscal year ended December 31, 2023 (the “Latest Balance Sheet”), (ii) incurred in connection with the Transactions, or (iii) incurred in the ordinary course of business since the Latest Balance Sheet Date and which would not have a Company Material Adverse Effect.

(f)            Since the Lookback Start Date, subject to any applicable grace periods, the Company has been in and is in compliance with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of the NYSE, except as would not have a Company Material Adverse Effect.

(g)            As of the date hereof, there are no material outstanding or unresolved comments in comment letters received from the SEC staff with respect to any SEC Reports and none of the SEC Reports is, to the Knowledge of the Company, the subject of ongoing SEC review. There are no formal internal investigations, any SEC inquiries or investigations or other inquiries or investigations by any Governmental Authority that are pending or, to the Company’s Knowledge, threatened, in each case regarding any accounting practices of the Company or any Company Subsidiary.

(h)            As of the date hereof, there are no Accrued Dividends.

Section 3.10         Absence of Certain Changes or Events.

(a)            Since the Latest Balance Sheet Date, through the date of this Agreement, there has not been a Company Material Adverse Effect.

(b)            Since the Latest Balance Sheet Date, through the date of this Agreement, (i) except in connection with the Transactions, the members of the Company Group have conducted their businesses in the ordinary course of business consistent with past practice in all material respects and (ii) no member of the Company Group has taken action that, if taken after the date hereof, would constitute a breach of Section 5.01 (other than Section 5.01(b)(ii) and Section 5.01(b)(viii), and, in the case of each of the foregoing, Section 5.01(b)(xix)).

Section 3.11         Litigation. Except as would not have a Company Material Adverse Effect: (a) as of the date of this Agreement, there is no litigation, suit, claim, action, arbitration, mediation, proceeding or investigation (an “Action”) pending or, to the Knowledge of the Company, threatened against any member of the Company Group, or any property or asset of any member of the Company Group (or, to the Knowledge of the Company, any director or officer of any member of the Company Group in such capacity as director or officer); and (b)  no member of the Company Group nor any property or asset of any member of the Company Group is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority or any Order of any Governmental Authority.

Section 3.12         Employee Benefit Plans.

(a)            Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Plan on a jurisdiction-by-jurisdiction basis. As applicable with respect to each material Plan, the Company has made available to Parent (i) true and complete copies of such Plan including all amendments thereto (or a description, if such Plan is not written) or, if the Plan is an individual agreement that is substantially similar to a form, a form thereof, (ii) each trust agreement, insurance contract or other funding arrangement, (iii) the most recent annual report, financial statement or trustee report and (iv) all material, non-routine correspondence received from or provided to any Governmental Authority within the past three years.

(b)            Neither the Company nor any ERISA Affiliate has ever sponsored, maintained, contributed to or been obligated to contribute to, or has (or could reasonably be expected to have) any material liability with respect to, any plan, program, fund, or arrangement that is subject to ERISA or Section 409A of the Code. None of the Company, any of the Company Subsidiaries or any ERISA Affiliate has any current or projected material liability in respect of, and no Plan provides or promises, any defined benefit pension, post-employment or post-retirement health or life insurance or similar benefits to any Employee or Non-Employee Service Provider.

(c)            Each Plan has been established and, since the Lookback Start Date, maintained and administered in all material respects in accordance with its terms and in compliance with applicable Laws and regulatory guidance issued by the applicable Governmental Authority. Each Plan that is intended to be qualified or registered with any Governmental Authority or under applicable Law in order to receive favorable Tax or other legal treatment, meets all the requirements to receive such treatment. To the extent that any Plan is required to be funded, such Plan is and, since the Lookback Start Date, has been funded in accordance with applicable Law.

(d)            With respect to any Plan, (i) no material Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, and (ii) no material administrative investigation, audit or other administrative proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened.

(e)            Neither the execution of this Agreement nor the consummation of the Transactions shall (either alone or in connection with the termination of employment or service of any current or former Employee or Non-Employee Service Provider following, or in connection with, the Transactions): (i) other than as specifically contemplated by this Agreement with respect to the Equity Awards, accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any of the Plans or to any current or former Employee or Non-Employee Service Provider; (ii) limit or restrict the right of the Company or any Company Subsidiary or, after the consummation of the Transactions, Parent, to merge, amend or terminate any of the Plans; (iii) entitle any current or former Employee or Non-Employee Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit; or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any Employee or Non-Employee Service Provider for any Tax incurred by such person.

(f)            Neither the Company nor any Company Subsidiary has any express or implied commitment (i) to adopt, establish or incur liability with respect to any plan, program, arrangement or agreement or to enter into any contract or agreement to provide compensation or benefits to any individual, in each case other than as required by the terms of the Plans as in effect as of the date hereof or (ii) to modify, change or terminate any Plan (including to increase any compensation or benefits provided thereunder) other than a modification, change or termination required by applicable Law.

(g)            All material contributions, premiums and payments that are due have been made for each Plan within the time periods prescribed by the terms of such Plan and applicable Law.

Section 3.13         Labor and Employment Matters.

(a)            Neither the Company nor any Company Subsidiary is a party to, or is currently negotiating, any collective bargaining agreement, works council arrangement or other labor union contract applicable to Employees, nor, to the Knowledge of the Company, are there any activities or proceedings of any labor union or works council pending or, to the Knowledge of the Company, threatened, to organize any such Employees. There are no, and since the Lookback Start Date, there have been no, unfair labor practice complaints pending against the Company or any Company Subsidiary or, to the Knowledge of the Company, threatened, before any Governmental Authority or any current union representation questions involving Employees. There are no, and since the Lookback Start Date, there has been no strike, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, by or with respect to any current or former Employees or Non-Employee Service Providers of the Company or any Company Subsidiary. The consent of, consultation of or the rendering of formal advice by any labor or trade union, works council or any other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.

(b)            Except as would not be expected to result in material liability to the Company or any Company Subsidiary, the Company and each Company Subsidiary are and have been in compliance with all Laws relating to labor and employment, including those related to wages, hours, overtime, discrimination, sexual harassment, work authorization, immigration, safety and health, information privacy and security, workers’ compensation, wage payment and collective bargaining.

(c)            Since the Lookback Start Date, there have not been any (i) Actions relating to, or complaints, notices or allegations, in each case, made formally through the Company’s internal complaint procedures or, to the Knowledge of the Company, through any other method, relating to, sex-based discrimination, sexual harassment or sexual misconduct, or breach of any sex-based discrimination, sexual harassment or sexual misconduct policy of the Company or any Company Subsidiary relating to the foregoing, in each case involving the Company, a Company Subsidiary or any current or former Employee of the Company having the title of Vice President or above while serving in such capacity or in any other capacity nor, to the Knowledge of the Company, is any such Action threatened or (ii) material settlements or similar out-of-court or pre-litigation arrangements relating to any such matters.

Section 3.14         Real Property; Title to Assets.

(a)            Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned by the Company or any of the Company Subsidiaries (collectively, the “Owned Real Property”). Except as would not have a Company Material Adverse Effect, the Company or a Subsidiary of the Company has good and valid fee title to each Owned Real Property, in each case free and clear of all Liens and defects in title, except for Permitted Liens.

(b)            Except as would not have a Company Material Adverse Effect, the Company or one of the Company Subsidiaries (i) has valid, legally binding, enforceable and subsisting leasehold or other interests under all the existing leases, subleases, sub-subleases, licenses or other occupancy arrangements for the Leased Real Property (collectively, the “Company Leases”), free and clear of all Liens, except Permitted Liens, and (ii) has actual, exclusive possession of each Leased Real Property.

(c)            Each Company Lease is in full force and effect and is valid, binding and enforceable in accordance with its terms, except that such enforcement may be subject to applicable Enforceability Exceptions. Except as would not have a Company Material Adverse Effect, there is no default under any Company Lease either by any member of the Company Group or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by any member of the Company Group thereunder. True and complete copies of each Company Lease that contemplate annual payments by the Company Group in excess of $500,000 and all amendments, modifications and supplements thereto have been made available to Parent.

(d)            Except as would not have a Company Material Adverse Effect, the Company Group has valid and subsisting ownership interests in all of the tangible personal property reflected in the Latest Balance Sheet as being owned by the Company Group or acquired after the date thereof (except tangible personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than Permitted Liens.

Section 3.15         Taxes.

(a)            Each member of the Company Group (i) has timely filed (taking into account any extension of time to file granted or obtained) all income and other material Tax Returns required to be filed by them, and such Tax Returns are true and complete in all material respects and (ii) has timely paid all material amounts of Taxes required to be paid by them (whether or not shown as due on any Tax Return) except to the extent that such Taxes are being contested in good faith in appropriate proceedings or for which the Company and the appropriate Company Subsidiary has set aside adequate reserves in accordance with applicable financial accounting rules. All material amounts of Taxes required to have been withheld by any member of the Company Group with respect to amounts paid or owing to any employee, independent contractor, creditor or other third party have been timely withheld and remitted to the applicable Governmental Authority. The Company has properly accrued for all applicable Taxes not yet paid or payable in the Company’s Report of Foreign Private Issuer on Form 6-K for the three-month period ending September 30, 2024.

(b)            There are no pending audits, examinations, investigations, refunds, litigation, proposed adjustments or other proceedings by a Governmental Authority in respect of any material Taxes or Tax Returns of any member of the Company Group, and no such audits, examinations, investigations, refunds, litigation, proposed adjustments or other proceedings have been proposed in writing. No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against any member of the Company Group, which deficiency has not been satisfied by payment, settled or been withdrawn or is not being contested in good faith in appropriate proceedings and for which such member of the Company Group has set aside adequate reserves in accordance with applicable financial accounting rules. There are no material Liens for Taxes on any of the assets of any member of the Company Group, other than Permitted Liens.

(c)            No member of the Company Group has any material liability for the Taxes of another person (i) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) by reason of being a member of an affiliated, consolidated, combined or unitary group (other than a group that solely includes the Company and/or any of the Company Subsidiaries) or (ii) by reason of being party to any Tax sharing, Tax allocation or Tax indemnification agreement or other similar agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes and entered into in the ordinary course of business, or any agreement solely between or among the Company and the Company Subsidiaries).

(d)            No member of the Company Group has received written notice of any claim made by a Governmental Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file a Tax Return, which claim has not been resolved prior to the date hereof, that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction.

(e)            No member of the Company Group has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with respect to an assessment or deficiency for Taxes (other than as a result of obtaining an extension of time within which to file a Tax Return).

(f)            No member of the Company Group was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years.

(g)            No member of the Company Group has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(h)            There are no requests for advance Tax rulings, requests for technical advice, requests for change in any method of accounting or any similar requests or determinations in respect of any Tax or Tax asset pending or in progress between any member of the Company Group and any Governmental Authority.

(i)            To the Knowledge of the Company, each member of the Company Group is in compliance in all material respects with all transfer pricing requirements in all jurisdictions in which such member does business. None of the transactions between the Company or any Company Subsidiary and other related Persons is subject to any material adjustment, apportionment, allocation or recharacterization under any Law, and all such transactions have been effected on an arm’s length basis.

Section 3.16         Material Contracts.

(a)            Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list of each of the following types of Contracts (other than any Plans), including all amendments, supplements and modifications, to which a member of the Company Group is a party as of the date of this Agreement (such Contracts required to be set forth in such list, and each of the following Contracts to which the Company or any Company Subsidiary becomes a party after the date of this Agreement, the “Material Contracts”):

(i)             any Contract (other than purchase orders) for the purchase or lease of materials, supplies, goods, services, equipment or other assets where annual payments made by a member of the Company Group in the year ended December 31, 2023, exceeded $2,000,000 or in the year ending December 31, 2024 are expected to exceed $2,000,000 and is not cancelable without penalty or further payment and without more than one-hundred twenty (120) calendar days’ notice;

(ii)             any Contract (other than purchase orders) involving a distributor, partner or reseller of services pursuant to which a member of the Company Group received payments in excess of $2,000,000 in the aggregate during the year ended December 31, 2023 or expects to receive payments in excess of $2,000,000 in the aggregate during the year ending December 31, 2024, and is not cancelable without penalty or further payment and without more than one-hundred twenty (120) calendar days’ notice;

(iii)             all white label Contracts (other than purchase orders) with actual annual revenues for the year ended December 31, 2023, in excess of $5 million or in the year ending December 31, 2024 which are expected to exceed $5 million;

(iv)            all Contracts that concern the licensing or sublicensing of, or other permission to use, or covenants not to sue with respect to, Intellectual Property that is material to the business of the Company Group, taken as a whole (other than (A) non-exclusive license agreements granted to the Company or any Company Subsidiary for generally commercially available “click-through”, “shrink-wrapped” or off-the-shelf Software on non-discriminatory pricing terms with aggregate annual payments of less than $500,000, (B) non-exclusive licenses granted by the Company or any Company Subsidiary to customers in the ordinary course of business, (C) non-exclusive licenses in agreements with service providers or in non-disclosure Contracts, in each case, that are ancillary to the purpose of such Contract and are entered into in the ordinary course of business and (D) licenses of Open Source Software);

(v)             any Contract containing any non-compete (other than any non-compete Contract with any Employee or Non-Employee Service Provider), right of first offer or negotiation, or right of first refusal provision or any similarly restrictive provision with respect to any line of business, person, property or geographic area, in each case, that materially limits the business of any member of the Company Group;

(vi)            any Contract (A) obligating any member of the Company Group to purchase or otherwise obtain any material service exclusively from a single party or sell any product or service exclusively to a single party, or granting any person “most favored nation” or similar status with respect to any product or service to be provided by the Company, (B) under which any person has been granted the right to sell, market or distribute any material service on behalf of the Company Group on an exclusive basis to any person or group of persons or in any geographical area or (C) prohibiting any member of the Company Group from dealing with third parties for services or products;

(vii)            (A) all joint venture, partnership or other strategic relationship Contracts and (B) all Contracts that provide for, relate to or involve any sharing of revenues, profits or losses with one or more persons, other than, in each of the foregoing cases, such Contracts entered into solely between or among the Company and any wholly owned Company Subsidiaries;

(viii)            all Company Leases that contemplate annual payments by the Company Group in excess of $500,000;

(ix)             all loan agreements, credit agreements, notes, debentures, bonds, mortgages, indentures and other Contracts pursuant to which any indebtedness of the Company or any of the Company Subsidiaries is outstanding or may be incurred and all guarantees of or by the Company or any of the Company Subsidiaries of any indebtedness of any other person (except for any intercompany indebtedness solely between or among the Company and any wholly owned Company Subsidiaries);

(x)              all Contracts providing for the factoring of receivables;

(xi)             any Contract relating to the disposition or acquisition by any member of the Company Group (including by amalgamation, merger, consolidation or acquisition of assets or Equity Interests or any other business combination) any company, corporation, partnership or other business organization (or any division thereof) (A) after the date of this Agreement or (B) prior to the date of this Agreement, that contains any ongoing obligations (including indemnification, “earn-outs,” milestone payments or other similar contingent payments by or to any member of the Company Group for the deferred purchase price of property or services where such contingent payments remain to be paid);

(xii)            any Contract involving commitments to make capital expenditures involving $1,000,000 or more individually in any calendar year;

(xiii)            any Contract containing any “take or pay”, minimum commitments or similar provisions which, in each case, is expected to involve payments (including penalty or deficiency payments) by a member of the Company Group in excess of $1,000,000 in the year ended December 31, 2024 or that is expected to exceed $1,000,000 in the year ending December 31, 2024 and which is not cancelable without penalty or further payment and without more than one-hundred twenty (120) calendar days’ notice;

(xiv)            each settlement agreement entered into since the Lookback Start Date, including any such agreement with a Governmental Authority, that (A) requires a member of the Company Group to pay more than $1,000,000 that remains unpaid or (B) imposes any material ongoing obligations or restrictions on any member of the Company Group or its business after the date of this Agreement;

(xv)            any agency, dealer, sales representative, marketing or other similar Contract pursuant to which any member of the Company Group is expected to pay or receive in excess of $5 million in the year ending December 31, 2024; and

(xvi)            any Contract (except for insertion order Contracts for placing advertisements) between any Governmental Authority, on the one hand, and the Company or any of its Subsidiaries, on the other hand.

(b)            True and complete copies of each Material Contract in effect as of the date hereof have been made available to Parent. Except as would not have a Company Material Adverse Effect, each Material Contract is valid, binding and in full force and effect with respect to the member of the Company Group party thereto and, to the Knowledge of the Company, each other party thereto, in each case, subject to the Enforceability Exceptions. Except as would not be material to the Company Group, taken as a whole, no member of the Company Group has received any written claim of breach or default under or cancellation of any Material Contract which remains unresolved as of the date of this Agreement, and no member of the Company Group is in breach or violation of, or default under, any Material Contract. Except as would not have a Company Material Adverse Effect, (i) no other party is in breach or violation of, or default under, any Material Contract, (ii) no disagreements or disputes exist under any Material Contract and (iii) no member of the Company Group has received any written notice from any person that such person intends to terminate or not renew any Material Contract.

Section 3.17         Insurance. Except as would not have a Company Material Adverse Effect: (a) each member of the Company Group maintains insurance policies (including cybersecurity insurance policies) with reputable insurance carriers or maintains self-insurance practices against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses; and (b) each such insurance policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect and all premiums due and payable thereon have been paid. Except as would not have a Company Material Adverse Effect, no member of the Company Group is in breach or default under any such policy and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default under, or permit termination or modification of, any such policy. Except as would not have a Company Material Adverse Effect, since the Lookback Start Date, no member of the Company Group has received any written notice regarding any invalidation or cancellation of any such insurance policy that has not been renewed in the ordinary course without any lapse in coverage. Except as would not have a Company Material Adverse Effect, since the Lookback Start Date, (i) there have been no claims pending under any of the Company’s insurance policies and, to the Knowledge of the Company, no event has occurred that is reasonably expected to give rise to an insurance claim, and (ii) there was no claim under any of the Company’s insurance policies as to which coverage was questioned, denied or disputed by the underwriters of such policies.

Section 3.18         Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a)            the Company and each Company Subsidiary is, and since the Lookback Start Date, has been, in compliance with all applicable Laws relating to pollution or the protection of the environment or, as such relates to exposure to Hazardous Materials, or the health and safety of persons or property, including the health and safety of employees (collectively, the “Environmental Laws”);

(b)            no releases of (i) any chemicals, contaminants, wastes, petroleum products or byproducts, radioactive materials, asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous” or “toxic” substance, material, or waste, or as a “pollutant” or “contaminant”, or analogous terminology under any applicable Environmental Law (“Hazardous Materials”), have occurred at, on, from or under any real property owned, leased or operated by any member of the Company Group; and

(c)            no member of the Company Group has received any written claim or notice, Action or Order from any Governmental Authority or person alleging that a member of the Company Group is or may be in violation of, or has any liability under, any Environmental Law.

Section 3.19         Intellectual Property.

(a)            Section 3.19(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all Registered Owned Intellectual Property, specifying as to each such item, as applicable, the (i) record owner, (ii) jurisdiction to which the application or registration applies, (iii) application or registration number and (iv) application or registration date. Except as would not have a Company Material Adverse Effect, as of the date hereof, the Company and each Company Subsidiary has paid all registration, maintenance and renewal fees and have made all filings required to maintain their respective ownership of, and the validity and enforceability of, the Registered Owned Intellectual Property.

(b)            Except as would not have a Company Material Adverse Effect, (i) the operation of the business of the Company and each Company Subsidiary does not infringe, misappropriate or otherwise violate, and has not since the Lookback Start Date (or with respect to patents or patent applications, in the past six (6) years), infringed, misappropriated or otherwise violated, the Intellectual Property rights of any third party and (ii) no Actions are pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary alleging any of the foregoing. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no person has, since the Lookback Start Date, engaged in or is engaging in any activity that infringes, misappropriates or otherwise violates any Owned Intellectual Property and neither the Company nor any Company Subsidiary has brought or threatened any Action in connection with the foregoing. Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in clause (i) of this Section 3.19(b) are the only representations and warranties covering the infringement, misappropriation or other violation of the Intellectual Property rights of any third party.

(c)            Except as would not have a Company Material Adverse Effect, the Company or a Company Subsidiary is the sole and exclusive owner of each item of the Owned Intellectual Property. Except as would not be material to the Company or the applicable Company Subsidiary, each item of the Owned Intellectual Property is owned by the Company or a Company Subsidiary free and clear of all Liens (other than Permitted Liens). Except as would not have a Company Material Adverse Effect, (i) there exist no restrictions on the disclosure, use, license or transfer of the Owned Intellectual Property that would adversely affect the business of the Company or any Company Subsidiary as currently conducted or currently contemplated to be conducted, (ii) the Company and each Company Subsidiary has a valid and enforceable right to use any and all Intellectual Property rights that are licensed to the Company or such Company Subsidiary that are used in, held for use in, or otherwise necessary for the conduct of its respective business as currently conducted or currently contemplated to be conducted and (iii) the consummation of the Transactions will not alter, encumber, impair, extinguish or trigger the release of any Owned Intellectual Property pursuant to any Contract to which the Company or a Company Subsidiary is a party or by which the Company, a Company Subsidiary or any Owned Intellectual Property is bound or affected immediately prior to the Effective Time.

(d)            Each item of the Owned Intellectual Property is (i) subsisting and, to the Knowledge of the Company, valid and enforceable and (ii) not subject to any outstanding Order or Contract that would impair the validity or enforceability thereof, in each case of the foregoing clauses (i) through (ii), except as would not have a Company Material Adverse Effect. No Actions are pending or, to the Knowledge of the Company, threatened against the Company or a Company Subsidiary, challenging or seeking to deny or restrict the rights of the Company or any Company Subsidiary in or to any of the Owned Intellectual Property, or the ownership, registrability, validity, patentability, scope or enforceability of any Owned Intellectual Property, except as would not have a Company Material Adverse Effect.

(e)            Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary have taken commercially reasonable steps in accordance with generally accepted industry practice to maintain, enforce and protect the Owned Intellectual Property, including the confidentiality of the trade secrets and other confidential Intellectual Property used or held for use in connection with their respective businesses. Except as would not have a Company Material Adverse Effect, (i) to the Knowledge of the Company, there has been no unauthorized use or disclosure or misappropriation of any trade secrets or other confidential Intellectual Property used or held for use in connection with the business of the Company or any Company Subsidiary by any person and (ii) neither the Company nor any Company Subsidiary has disclosed any trade secrets or other confidential Intellectual Property to any person other than pursuant to written agreements (or comparable professional obligations of confidentiality) that require such trade secrets or other confidential Intellectual Property to be kept confidential and contain reasonably appropriate safeguards against the unauthorized use or disclosure thereof.

(f)            Except as would not have a Company Material Adverse Effect, all current and former employees, contractors and consultants who participated in developing or creating any Intellectual Property for the Company or any Company Subsidiary have executed written Contracts providing for the legally effective assignment by such person to the Company or the applicable Company Subsidiary all right, title and interest of any such Intellectual Property.

(g)            Except as would not have a Company Material Adverse Effect, (i) to the Knowledge of the Company, no source code constituting any Software owned by the Company or any Company Subsidiary has been disclosed, contributed, licensed, released or otherwise made available to any third party (except to third-party service providers engaged by (or on behalf of) and for the benefit of the Company or any Company Subsidiary) or otherwise deposited into escrow for the benefit of any third party (and neither the Company nor any Company Subsidiary has agreed to, or could otherwise be required pursuant to any agreement to, do the foregoing under any circumstance); (ii) to the Knowledge of the Company, none of the Software included in the Owned Intellectual Property or distributed by, or otherwise used in the respective businesses of, the Company or any of the Company Subsidiaries contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which can cause software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command and (iii) neither the Company nor any Company Subsidiary has used or distributed any Open Source Software in a manner (including in any System) that would have a “copyleft” effect or obligate any member of the Company Group to disclose, contribute, distribute, license, release or otherwise make available to any third party any source code of any Software owned by any member of the Company Group.

Section 3.20         Data Privacy & Cybersecurity.

(a)            Except as would not have a Company Material Adverse Effect, (i) each member of the Company Group is, and at all times since the Lookback Start Date, has been in compliance with all Privacy Requirements, (ii) the Company and the Company Subsidiaries have used commercially reasonable efforts to ensure that all service providers, data processors and other third parties that process any Personally Identifiable Information on behalf of the Company or any of the Company Subsidiaries are bound by written agreements that include any terms required by applicable Privacy Laws and (iii) neither the execution of this Agreement by the Company nor the consummation of the Transactions will result in a breach or violation of any Privacy Requirement by the Company or any Company Subsidiary. Except as would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, threatened notices or complaints from any person or Governmental Authority alleging, or been subject to any audits or investigations concerning, and no Action is pending or, to the Knowledge of the Company, threatened alleging any failure to comply with any Privacy Requirement. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, there has been no unauthorized use, access, disclosure, exfiltration, destruction, modification or other processing of any Personally Identifiable Information in the possession or control of the Company or any Company Subsidiary (each, a “Data Breach”).

(b)            Except as would not have a Company Material Adverse Effect, since the Lookback Start Date, there has been no failure, malfunction, breakdown, performance reduction, outage, compromise, loss, theft, interruption, corruption, intrusion, security breach (including any unauthorized use, access, disclosure, exfiltration, destruction, modification or other processing) or other adverse event affecting any Systems owned or controlled by the Company or any Company Subsidiary or any sensitive or confidential information in the possession or control of the Company or any Company Subsidiary (each, a “Cyber Incident”). Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary maintains commercially reasonable technical and organizational measures designed to prevent Data Breaches and Cyber Incidents and protect the confidentiality, integrity, security and availability of the Systems. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, the Systems operate and perform in accordance with their written documentation and functional specifications, free from any malware, disabling codes or instructions, spyware, Trojan horses, worms, viruses or other Software routines or devices that could be reasonably expected to permit or cause a Data Breach or Cyber Incident.

Section 3.21         Affiliate Transactions. As of the date of this Agreement, there are no transactions, contracts, arrangements, commitments or understandings between (i) the Company or the Company Subsidiaries, on the one hand, and (ii) any of the Company’s Affiliates, on the other hand, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act (each an “Affiliate Transaction”).

Section 3.22         Transaction Committee Approval; Board Approvals; Vote Required.

(a)            The Transaction Committee, by resolutions duly adopted at a meeting duly called and held, has unanimously (i) determined that this Agreement, the Merger and the other Transactions to be consummated by the Company, are advisable and fair to, and in the best interests of, the Company and its shareholders, (ii) recommended that the Company Board authorize and approve the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions to be consummated by the Company, including the Merger, and (iii) recommended that, subject to approval by the Company Board, the Company Board recommend adoption of this Agreement and approval of the Merger by the shareholders of the Company and direct that the adoption of this Agreement be submitted to a vote of the Company’s shareholders.

(b)            The Company Board, by resolutions duly adopted at a meeting duly called and held, has, acting upon the recommendation of the Transaction Committee, (i) determined that this Agreement, the Merger and the other Transactions to be consummated by the Company, are advisable and fair to, and in the best interests of, the Company and its shareholders, (ii) duly authorized and approved the execution, delivery and performance by the Company of the Transactions to be consummated by it, including the Merger, (iii) resolved, subject to Section 6.03(e), to recommend adoption of this Agreement by the shareholders of the Company (such recommendation, the “Company Board Recommendation”) and (iv) directed that the adoption of this Agreement be submitted to a vote of the Company’s shareholders.

(c)            Assuming the accuracy of the representations and warranties in Section 4.04, the (i) affirmative vote of not less than a simple majority of those holders of Company Shares present at the Company Shareholders’ meeting and entitled to vote and voting on the resolution to adopt and approve this Agreement, the Plan of Merger and all transactions contemplated by the foregoing (the “Ordinary Shareholder Approval”) and (ii) (further assuming the Series A Preferred Shares will be canceled in the Merger as contemplated by Section 2.01(b)(i) of this Agreement) the affirmative vote and approval by the holders of all of the Series A Preferred Shares providing class consent and approval to any actions and matters required in respect of this Agreement, the Articles of Merger, the Plan of Merger, and all agreements related to the Merger (the “Series A Preferred Shareholder Approval” and, together with the “Ordinary Shareholder Approval”, the “Company Shareholder Approval”) is the only vote or consent of the holders of any class or series of the Shares or other securities necessary to approve this Agreement and consummate the Merger. It is acknowledged the Series A Preferred Shareholder Approval is not required if the Series A Preferred Shares remain outstanding at the Effective Time as contemplated by Section 2.01(b)(ii) of this Agreement and, in such a case, references to “Company Shareholder Approval” shall be deemed to refer only to the Ordinary Shareholder Approval.

Section 3.23         Opinion of Financial Advisor. Goldman Sachs & Co. LLC (“Goldman Sachs”) has rendered its oral opinion to the Transaction Committee, to be confirmed by a written opinion (the “Opinion”), that, as of the date of such Opinion, and based upon and subject to the factors and assumptions set forth therein, the Ordinary Share Consideration to be paid to the holders (other than Parent and its affiliates) of Ordinary Shares pursuant to this Agreement is fair, from a financial point of view, to such holders. Promptly following the execution of this Agreement, the Company shall deliver or make available to Parent a copy of the Opinion for informational purposes only.

Section 3.24         Brokers. No broker, finder or investment banker (other than Goldman Sachs) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. Prior to the date of this Agreement, the Company has made available to Parent a copy of the engagement letter, dated October 29, 2024, between the Company and Goldman Sachs and such engagement letter has not been amended or modified.

Section 3.25         Takeover Laws. Assuming the accuracy of the representations and warranties in Section 4.04, no “fair price”, “moratorium”, “control share acquisition”, “interested stockholder” or other applicable anti-takeover Law, or any comparable anti-takeover provisions of the Company Governing Documents, would reasonably be expected to restrict or prohibit the execution of this Agreement, each party performing its obligations hereunder or the consummation of the Transactions. The Company has no “rights plan”, “rights agreement” or “poison pill” in effect.

Section 3.26         Anti-Corruption Compliance; Sanctions.

(a)            Except as would not be material to the Company Group, taken as a whole, since the Lookback Start Date, no member of the Company Group or any former or current director, officer or, to the Knowledge of the Company, agent, employee, partner or Affiliate acting on behalf of a member of the Company Group, is aware of or has taken any action, directly or indirectly, that has resulted or would result in: (i) a violation by any such person of any applicable Anti-Corruption Laws, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of any applicable Anti-Corruption Laws; (ii) a violation by any such person of any other applicable Anti-Corruption Laws; or (iii) a violation of, or operation in non-compliance with, any applicable export restrictions, anti-boycott regulations or embargo regulations.

(b)            Except as would not be material to the Company Group, taken as a whole, since the Lookback Start Date, each member of the Company Group has conducted its businesses in compliance in all respects with (i) the FCPA and any other applicable Anti-Corruption Laws and has retained, and continues to retain, accurate books and records and has instituted and continues to maintain policies and procedures reasonably designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith, and (ii) (A) all applicable Laws relating to United States export controls and (B) all applicable anti-boycott prohibitions promulgated pursuant to the Export Administration Act of 1979, as amended, and regulations promulgated thereunder.

(c)            Except as would not be material to the Company Group, taken as a whole, since the Lookback Start Date, (i) each member of the Company Group, each of their respective directors and officers and, to the Knowledge of the Company, employees, acting in their capacity as such, is in compliance in all respects with all applicable Laws relating to its lobbying activities and campaign contributions, if any, and (ii) all filings required to be made under applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority.

(d)            Except as would not be material to the Company Group, taken as a whole, neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any of their respective officers, directors or employees, nor any agent or other third party representative acting on behalf of the Company or any of the Company Subsidiaries is currently, or has been since the Lookback Start Date: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws or U.S. anti-boycott applicable Laws (collectively, “Trade Control Laws”).

(e)            Except as would not be material to the Company Group, taken as a whole, since the Lookback Start Date, neither the Company nor any of the Company Subsidiaries has: (i) received from any Governmental Authority or any person any written notice, inquiry or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of the preceding clauses (i) through (iii), concerning any actual or potential violation or wrongdoing related to any applicable Anti-Corruption Laws or Trade Control Laws.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company that:

Section 4.01         Corporate Organization. Parent is a private limited liability company (besloten vennootschap) incorporated in the Netherlands and Merger Sub is a British Virgin Islands business company, in each case, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so validly existing and in good standing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions.

Section 4.02         Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions to be consummated by it. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions to be consummated by them have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions to be consummated by them (subject, in the case of the Merger, to the adoption and approval of this Agreement, the Plan of Merger and all transactions contemplated thereby by the sole shareholder of Merger Sub, the filing of appropriate merger documents as required by the BVI Act and the registration of the Merger by the Registrar). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03         No Conflict; Required Filings and Consents; Agreements.

(a)            The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate certificate of incorporation or bylaws (or similar organizational documents) of Parent or the memorandum and articles of association of Merger Sub, (ii) assuming that all waiting period terminations or expirations, consents, approvals and other authorizations described in Section 4.03(b) have been obtained and that all filings and other actions described in Section 4.03(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement.

(b)            The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder, (ii) any filings required under the rules and regulations of the Nasdaq Global Select Market, (iii) the filing of the Articles of Merger (exhibiting the Plan of Merger) with the Registrar pursuant to the BVI Act, (iv)  the notification and waiting period or approval requirements of such other Antitrust Laws or Foreign Investment Laws set forth on Section 3.06(b) of the Company Disclosure Schedule, and (v) when the failure to obtain such consent, approval, authorization or permit of, or to make such filing with or notification to, any Governmental Authority would not, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions.

Section 4.04         Ownership of Company Shares. Neither Parent nor any of its Subsidiaries (including Merger Sub) owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of, any Company Shares.

Section 4.05         Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would reasonably be expected to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their respective obligations under this Agreement. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority, that would or seeks to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their respective obligations under this Agreement.

Section 4.06         Operations of Merger Sub. Merger Sub is a wholly-owned Subsidiary of Parent, was incorporated solely for the purpose of engaging in the Transactions, has engaged in no other business activities prior to the date of this Agreement and has conducted its operations only as contemplated by this Agreement.

Section 4.07     Sufficient Funds. Parent and Merger Sub have access to, and at the Effective Time will have available to them, sufficient cash to perform all of their respective obligations under this Agreement and to consummate the Merger and the Transactions to be consummated by them. Parent’s and Merger Sub’s obligations under this Agreement are not subject to any conditions regarding Parent’s or Merger Sub’s ability to obtain financing for the consummation of the Merger or the other Transactions to be consummated by Parent or Merger Sub.

Section 4.08         Parent and Management Arrangements. Parent has disclosed to the Company all Contracts (and, with respect to those that are written, Parent has furnished to the Company true and complete copies thereof), if any, between or among Parent, Merger Sub or any Affiliate of Parent, on the one hand, and any member of the Company Board or officers or employees of the Company or its Subsidiaries, on the other hand.

Section 4.09         Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub, all of which fees or commissions, if any, will be paid by Parent.

Article V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01         Conduct of Business by the Company Pending the Merger.

(a)            The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except (i) as required by applicable Law, (ii) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as expressly contemplated by any other provision of this Agreement or (iv) as set forth in Section 5.01(a) of the Company Disclosure Schedule, the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts (A) to conduct the businesses of the Company Group in the ordinary course of business consistent with past practice and (B) to (1) preserve substantially intact the business organization, material assets and material properties of the Company Group, (2) keep available the services of its key Employees on commercially reasonable terms and (3) maintain in effect all Company Permits.

(b)            Without limiting Section 5.01(a), and as an extension thereof, except as expressly contemplated by any other provision of this Agreement, as set forth in Section 5.01(b) of the Company Disclosure Schedule or as required by applicable Law, neither the Company nor any Company Subsidiary shall, during the Pre-Closing Period, do any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(i)              amend or otherwise change its certificate of incorporation, bylaws or other similar organizational documents (including the Company Governing Documents);

(ii)             issue, grant, sell, dispose of, encumber or authorize such issuance, sale, disposition or encumbrance of, any Equity Interests of the Company or any Company Subsidiary (except for the issuance or withholding of Ordinary Shares issuable pursuant to Equity Awards);

(iii)             declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of Equity Interests of the Company or any Company Subsidiary, except for dividends or other distributions by any direct or indirect wholly owned Company Subsidiary to the Company or any other direct or indirect wholly owned Company Subsidiary;

(iv)             reclassify, combine, split, divide, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Equity Interests of the Company or any Company Subsidiary (other than in connection with the exercise, settlement or vesting of any Equity Awards or any redemption of the Series A Preferred Shares required by the Company Governing Documents);

(v)             sell, transfer, lease, sublease, license, mortgage, pledge, encumber, allow to lapse, assign, abandon, disclaim, dedicate to the public, incur any Lien on (other than a Permitted Lien) or otherwise dispose of, or authorize any of the foregoing with respect to, any of its material properties, assets, licenses, operations, rights, businesses or interests therein (but not including Intellectual Property, which is the subject of Section 5.01(b)(xiv)) except (A) pursuant to Contracts in force on the date of this Agreement and made available to Parent, (B) such dispositions of assets no longer used in the ordinary course of business of the Company’s or the applicable Company Subsidiary’s business as conducted as of the date of this Agreement, (C) such dispositions among the Company and the Company Subsidiaries or (D) services or products to customers in the ordinary course of business consistent with past practice;

(vi)            acquire (including by amalgamation, merger, consolidation or acquisition of Equity Interests or assets or any other business combination) (A) any company, corporation, partnership, other business organization (or any division thereof) or (B) any real property;

(vii)            (A) repurchase, prepay or incur any indebtedness for borrowed money or issue any debt securities, or issue or sell options, warrants, calls or other rights to acquire any of its debt securities, (B) make any loans, advances or capital contributions to, or investments in, any other person (other than a Company Subsidiary) or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person (other than a guaranty by the Company on behalf of any Company Subsidiary), in each case, except pursuant to borrowings under existing lines of credit, letters of credit or similar arrangements as of the date hereof;

(viii)            enter into, materially amend or voluntarily terminate any Material Contract (or any other Contract that would be deemed a Material Contract if it had been entered into prior to the date of this Agreement), other than (A) in the ordinary course of business (except for the entry into any Contract that would constitute a Material Contract under Section 3.16(a)(v) and Section 3.16(a)(vi)), (B) amendments or terminations as a result of a breach or default of the counterparty or (C) the termination or expiration of such Contract in accordance with its terms;

(ix)             except to the extent required by applicable Law or as otherwise required pursuant to the terms of any Plan or Contract in effect as of the date hereof or entered into, amended or modified after the date of this Agreement in a manner not in contravention with this Section 5.01(b)(ix), (A)  increase the compensation payable or to become payable or the benefits provided to current or former Employee or Non-Employee Service Providers (except for ordinary course of business increases in annual base salary or wages and target annual bonus opportunities and commission rates for non-officer employees that are consistent with past practice as a result of annual cost of living adjustments or in connection with promotions and, in each case, that do not exceed the percentage set forth in Section 5.01(b)(ix) of the Company Disclosure Schedule for all Employees in the aggregate), (B) establish, adopt, enter into, terminate or amend any Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, for the benefit of any current or former Employee or Non-Employee Service Provider, other than in the ordinary course of business consistent with past practice and in a manner that would not result in a material increased liability to the Company, (C) grant any retention, severance, termination pay, deferred compensation, change in control, transaction bonus or other incentive compensation (or enter into or amend any plan, agreement, program, policy or other arrangement providing for the foregoing), (D) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any equity or equity-based awards held by any current or former Employee or Non-Employee Service Provider, (E) hire or terminate the employment or engagement of, or provide a notice of termination to, any Employee or Non-Employee Service Provider that has a title of Vice President or above (other than terminations of employment for cause), or (F) establish, adopt, enter into or amend any collective bargaining agreement or similar labor agreement;

(x)            (A) settle any Action, other than (1) settlements for monetary damages (net of insurance proceeds) involving not more than $1,000,000 in the aggregate and that do not (x) require any material actions or impose any material restrictions or material future payment obligations on the business or operations of the Company Group, or after the Effective Time, Parent or its Subsidiaries or (y) include the admission of wrongdoing by any member of the Company Group and (2) shareholder litigation, which is the subject of Section 6.10 or (B) settle any investigation or inquiry by any Governmental Authority, including by entering into any consent decree or other similar agreement;

(xi)            (A) change the Company’s financial accounting policies or procedures in effect as of December 31, 2023, other than as required by applicable Law or GAAP or (B) write up, write down or write off the book value of any of the Company’s material assets, other than (1) in the ordinary course of business consistent with past practice or (2) as may be required by applicable Law or GAAP, as approved by the Company’s independent public accountants;

(xii)            adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;

(xiii)            (A) materially change or adopt (or file a request to change or adopt) any method of Tax accounting or any annual Tax accounting period, (B) make, change or rescind any material Tax election, (C) file any material Tax Return relating to the Company or any of the Company Subsidiaries that has been prepared in a manner that is inconsistent with past practice, as applicable, (D) settle or compromise any material claim, investigation, audit or controversy relating to Taxes, (E) surrender any right to claim a material Tax refund, (F) file any material amended Tax Return, (G) enter into any closing agreement with respect to any material amount of Tax, (H) fail to pay any material Tax that is due and payable (other than any Tax that is being contested in good faith through appropriate proceedings) and for which adequate reserves have been set aside in accordance with GAAP or (I) waive or extend the statute of limitations with respect to any Tax Return other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice;

(xiv)            abandon, disclaim, dedicate to the public, allow to lapse, sell, assign, transfer, license, sublicense, dispose of, or incur any Lien (other than Permitted Liens) on, or otherwise fail to take any action necessary to maintain or protect any material Owned Intellectual Property and the validity and enforceability thereof, other than non-exclusive licenses granted to suppliers, distributors, manufacturers or customers, in each case, in the ordinary course of business;

(xv)            enter into, amend, waive or terminate (other than expirations or terminations in accordance with their terms) any Affiliate Transaction;

(xvi)            amend or modify any privacy policy of the Company or any Company Subsidiary except as required by Law or to the extent such amendments or modifications are already reflected in the corresponding privacy policy of Parent or its Affiliates for the applicable jurisdictions;

(xvii)           authorize, or enter into any new line of business outside the existing businesses of the Company and its Subsidiaries as of the date of this Agreement;

(xviii)           authorize, or enter into any commitment for, any capital expenditures (including, for the avoidance of doubt, purchases of fixed assets and capitalization of website and software development costs) that would result in the aggregate amount of such capital expenditure authorizations, commitments and spend at any point in time from and after the date of this Agreement to exceed, by more than 10%, in the aggregate, the budgeted amount therefor set forth in the capital expenditure budget made available to Parent prior to the date hereof; or

(xix)            agree, resolve, announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02         Control of Operations. Without limiting Section 5.01, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with and subject to the terms and conditions of this Agreement, including Section 5.01, control and supervision over such matters.

Article VI

ADDITIONAL AGREEMENTS

Section 6.01         Company Shareholders’ Meeting; Series A Preferred Shareholder Approval.

(a)            As promptly as reasonably practicable, and in any event within twenty (20) Business Days, following the date of this Agreement the Company shall prepare a shareholder circular (such shareholder circular, and each as amended from time to time, the “Shareholder Circular”). Each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Shareholder Circular or that is customarily included in shareholder circulars prepared in connection with transactions of the type contemplated by this Agreement, and each covenants that none of the information supplied or to be supplied by it for inclusion or incorporation in the Shareholder Circular will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. As soon as reasonably practicable after the date hereof, the Company shall set a record date for the Company Shareholders’ Meeting and shall commence mailing the Shareholder Circular to the Company’s shareholders. Except to the extent that the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 6.03(e), the Shareholder Circular shall include the Company Board Recommendation. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Shareholder Circular, including all amendments and supplements thereto prior to disseminating to holders of Shares and a reasonable opportunity to review and comment on all responses to requests for additional information and shall in good faith consider all reasonable changes suggested by Parent. If, at any time prior to the Company Shareholders’ Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Shareholder Circular, so that the Shareholder Circular shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall, to the extent required by applicable Law, be disseminated to the shareholders of the Company.

(b)            Unless this Agreement is validly terminated pursuant to Section 8.01, the Company shall, as promptly as reasonably practicable and legally permitted after the date hereof, duly call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with the provisions of the Company Governing Documents. The Company shall not, without the prior written consent of Parent, adjourn or postpone, cancel, recess or reschedule, the Company Shareholders’ Meeting; provided, however, that the Company may postpone or adjourn the Company Shareholders’ Meeting: (i) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; (ii) if a quorum has not been established; (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company has determined in good faith after consultation with outside counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to Company Shareholders’ Meeting; (iv) to allow reasonable additional time to solicit additional proxies, if and to the extent the Company reasonably believes the Ordinary Shareholder Approval would not otherwise be obtained; or (v) if required by Law; provided further that in the case of clauses (ii), (iii), (iv) and (v), the Company Shareholders’ Meeting shall not be postponed or adjourned (A) to a date later than the fifth (5th) Business Day preceding the Outside Date or (B) for more than ten (10) Business Days for any single postponement or adjustment or for more than twenty (20) Business Days in the aggregate from the originally scheduled date of the Company Shareholders’ Meeting, in each case, without the prior written consent of Parent. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Shareholders’ Meeting as to the aggregate tally of proxies received by the Company with respect to the Ordinary Shareholder Approval.

(c)            Unless the Company Board has effected an Adverse Recommendation Change in accordance with Section 6.03(e), the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement, and to take all other actions necessary or advisable to secure the Company Shareholder Approval. Without limiting the generality of the foregoing, if, at the time of the originally scheduled date of the Company Shareholders’ Meeting, a quorum has not been established or the Company has not received proxies representing a sufficient number of Shares for the Ordinary Shareholder Approval, then the Company shall, at the request of Parent (to the extent permitted by Law), adjourn the Company Shareholders’ Meeting to a date specified by Parent; provided that the Company shall not be required pursuant to this sentence to adjourn the Company Shareholders’ Meeting more than two (2) times for more than ten (10) Business Days for any single postponement or adjournment or for more than twenty (20) Business Days in the aggregate from the originally scheduled date of the Company Shareholders’ Meeting. Without the prior written consent of Parent, the adoption of this Agreement, adoption and approval of the Plan of Merger and the matters related to this Agreement and the Transactions shall be the only matters that the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholders’ Meeting. The Company agrees that, unless this Agreement shall have been validly terminated in accordance with Article VIII, the Company’s obligations to hold the Company Shareholders’ Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by any Adverse Recommendation Change.

(d)            The Company shall, as promptly as reasonably practicable and legally permitted after the date hereof, duly call, give notice of, convene and hold a class meeting for the holder of the Series A Preferred Shares in accordance with the provisions of the Company Governing Documents (which meeting may be held by way of conference call or video conference) for the purposes of obtaining the Series A Preferred Shareholder Approval (the “Preferred Shareholder Meeting”). The Company shall request that (i)  the holder of the Series A Preferred Shares waives short notice of the Preferred Shareholder Meeting; (ii) the Preferred Shareholder Meeting be held as soon as reasonably practicable following execution of this Agreement; and (iii) the holder of the Series A Preferred Shares counter-sign the minutes of the meeting to confirm their approval and consent in writing to all matters approved at the meeting. If the Series A Preferred Shareholder Approval has not been obtained or is not in full force and effect as of the Closing Date, then (assuming all applicable conditions have been met) Closing shall still occur and the Series A Preferred Shares shall remain outstanding at the Effective Time as contemplated by Section 2.01(b)(ii) of this Agreement.

Section 6.02         Access to Information; Confidentiality.

(a)            Except as otherwise prohibited by applicable Law or as would be reasonably expected to violate or result in the loss or waiver of any attorney-client (or other legal) privilege, during the Pre-Closing Period, the Company shall (and shall cause the Company Subsidiaries to), under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company or any Company Subsidiary: (i) provide to Parent and its Representatives reasonable access, during normal business hours and upon reasonable prior notice to the Company by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records, work papers and other documents thereof (including up-to-date employee census documents) and (ii) furnish as promptly as practicable to Parent such information concerning the business, properties, products and services, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or its Representatives may reasonably request; provided that nothing herein shall require the Company to (or cause its Company Subsidiaries to) afford such access or furnish such information to that extent that the Company’s outside legal counsel advising it in writing that doing so would (A) potentially contravene applicable Law, (B) jeopardize any attorney-client (or other legal) privilege or (C) require the disclosure of materials provided to the Company Board or resolutions or minutes of the Company Board, in each case, related to or in connection with the Company Board’s consideration of the Merger; provided further that, in the case of the foregoing clause (A), the Company shall use reasonable best efforts to provide such access or disclosure in a manner that does not contravene applicable Law, in the case of the foregoing clause (B), the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not result in a loss of such privilege, including to the extent requested by Parent and if applicable, by entering into a customary joint defense agreement that would alleviate such loss of privilege, and, in the case of the foregoing clause (C), the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not result in the disclosure of materials provided to the Company Board or resolutions or minutes of the Company Board, in each case, related to or in connection with the Company Board’s consideration of the Merger, including if applicable, by redacting any portions of such materials, minutes or resolutions related to the Company Board’s consideration of the Merger where such materials, minutes or resolutions include matters that are not related to the Company Board’s consideration of the Merger.

(b)            Parent and Merger Sub hereby agree that all information obtained by Parent, Merger Sub or their respective Representatives pursuant to this Section 6.02 shall be governed in accordance with the Confidentiality Agreement.

(c)            No investigation pursuant to this Section 6.02 shall affect any representation or warranty in this Agreement of any party or any condition to the obligations of the parties.

Section 6.03         No Solicitation.

(a)            Except as expressly permitted by this Section 6.03, the Company shall, and shall cause the Company Subsidiaries to, and shall instruct the Representatives of the Company to (i) immediately cease and cause to be terminated any solicitation, discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal, or any inquiry, expression of interest, proposal, discussion, negotiations or offer that would reasonably be expected to lead to an Acquisition Proposal, (ii) within two (2) Business Days after the date of this Agreement, request the prompt return or destruction of all confidential information of the Company previously furnished to any such person who executed a confidentiality agreement with the Company since January 1, 2024, in connection with its consideration of an Acquisition Proposal, and (iii) immediately terminate all access to any physical and electronic data room containing confidential information of the Company granted to any such person, its Affiliates or Representatives in connection with its consideration of an Acquisition Proposal.

(b)            Except as expressly permitted by this Section 6.03, during the Pre-Closing Period, the Company agrees that it shall not and shall cause each Company Subsidiary and any of the officers, directors or employees of it or any Company Subsidiary not to, and shall instruct the other Representatives of the Company not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that would be reasonably expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any inquiries, proposals or offers that constitute, or would be reasonably expected to lead to, an Acquisition Proposal except to notify such person of the existence of this Section 6.03(b) and to clarify the terms of any such Acquisition Proposal or (iii) execute or enter into any Acquisition Agreement; provided that notwithstanding the foregoing, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement existing as of the date of this Agreement, solely to the extent necessary to allow a confidential Acquisition Proposal to be made to the Company or the Company Board (or any committee thereof) so long as (A) the Company Board has determined in good faith (after consultation with its outside legal counsel) that the failure to grant such waiver, amendment or release would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (B) the Company promptly (and in any event within one (1) Business Day) following the determination of the Company Board as required by the foregoing subclause (A) of this Section 6.03(b) notifies Parent of any such waiver, amendment or release; provided, however, that, prior to the receipt of the Company Shareholder Approval, nothing contained in this Section 6.03 shall prevent the Company or the Company Board (or any committee thereof), whether directly or indirectly through any Representative, from furnishing information to, or engaging in negotiations or discussions with, any person that has made a bona fide Acquisition Proposal after the date hereof, which Acquisition Proposal did not result from a material breach of this Section 6.03, if, and only if, prior to taking such action referred to in clause (ii) of this Section 6.03(b) (except that the Company or its Representatives may notify any person of the existence of this Section 6.03(b) and may clarify the terms of any such Acquisition Proposal), (1) the Company Board (x) determines in good faith (after consultation with its outside legal counsel and outside financial advisor) that such Acquisition Proposal is, or would reasonably be likely to lead to, a Superior Proposal and (y) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (2) the Company provides written notice to Parent of the determination referenced in subclause (1) promptly (and in any event within twenty-four (24) hours of such determination), and (3) the Company receives or has received from such person an executed Acceptable Confidentiality Agreement. The Company shall deliver to Parent a copy of any executed Acceptable Confidentiality Agreement promptly (and in any event within twenty-four (24) hours) following its execution. The Company shall provide to Parent any non-public information concerning the Company or any of the Company Subsidiaries provided by the Company or any Company Subsidiary to any person entering into an Acceptable Confidentiality Agreement pursuant to this Section 6.03(b) that has not been previously provided to Parent prior to or substantially concurrently with the time it is provided to such person.

(c)            The Company shall promptly (and in any event within two (2) calendar days after delivery to the Company) (i) provide Parent written notice of (A) the receipt of any Acquisition Proposal (including any material modification thereto) or (B) any inquiries, proposals or offers received by, or any discussions or negotiations sought to be initiated or continued with, the Company, any Company Subsidiary or any Representatives of the Company concerning an Acquisition Proposal and (ii) disclose to Parent the identity of such person making, and an unredacted copy of, any such Acquisition Proposal or any such inquiry, offer, proposal or request made in writing (or, if made orally, a reasonably detailed description of the material terms of such Acquisition Proposal, inquiry, offer, proposal or request). The Company will, promptly upon receipt or delivery thereof (and in any event within two (2) calendar days), provide Parent (and its outside counsel) with copies of all drafts and final versions of definitive agreements including schedules and exhibits thereto relating to such Acquisition Proposal, in each case exchanged between the Company or any of its Representatives, on the one hand, and the person making such Acquisition Proposal or any of its Representatives, on the other hand. The Company will keep Parent reasonably informed on a reasonably prompt basis (and in any event within twenty-four (24) hours of any material development) of the status and details (including with respect to any change in price, any change in the amount or form of consideration, or any other material amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request concerning an Acquisition Proposal. The Company shall promptly, and in any event within one (1) calendar day, following a determination by the Company Board (or any committee thereof) that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(d)            Except as expressly set forth in Section 6.03(e), during the Pre-Closing Period, neither the Company nor the Company Board (or any committee thereof), as applicable, shall, and neither shall publicly propose to: (i) withhold, withdraw or qualify (or modify in a manner adverse to Parent or Merger Sub) the Company Board Recommendation; (ii) approve, recommend or otherwise declare advisable any Acquisition Proposal; (iii) enter into any Acquisition Agreement; (iv) submit any Acquisition Proposal or any matter related thereto to the vote of the shareholders of the Company; (v) if an Acquisition Proposal has been publicly disclosed (other than by the commencement of a tender offer or exchange offer), refuse to affirm publicly the Company Board Recommendation following any reasonable written request by Parent to provide such reaffirmation within five (5) Business Days after Parent’s written request therefor (provided that the Company shall not be required to make more than one (1) such reaffirmation with respect to any Acquisition Proposal and one (1) additional affirmation with respect to any change to the financial or other material terms of such proposal that was previously the subject of a reaffirmation) or (vi) refrain from recommending against any Acquisition Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement thereof; (vii) fail to include the Company Board Recommendation in the Shareholder Circular when disseminated to the Company’s shareholders or (viii) authorize, commit, resolve or agree to take any such actions (any such action, other than those set forth in the preceding clause (iii), an “Adverse Recommendation Change”); provided, however, that neither (A) the determination by the Company in accordance with Section 6.03(a) that an Acquisition Proposal constitutes or would be reasonably likely to lead to a Superior Proposal pursuant to and in compliance with Section 6.03(a), nor (B) the delivery by the Company of the notice with respect to an Acquisition Proposal required by Section 6.03(c) shall, in and of itself, constitute an Adverse Recommendation Change.

(e)            Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Ordinary Shareholder Approval, the Company Board (i) may effect an Adverse Recommendation Change or cause the Company to terminate this Agreement (by written notice to Parent of such termination) in order to enter into, or cause a Company Subsidiary to enter into, an Acquisition Proposal (subject to the payment of the Company Termination Fee in accordance with Section 8.03(b)), if the Company receives a written Acquisition Proposal that did not result from a material breach of this Section 6.03 that the Company Board determines in good faith (after consultation with its outside legal counsel and outside financial advisor) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law or (ii) may effect an Adverse Recommendation Change if an Intervening Event occurs and as a result thereof the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that:

(i)             prior to effecting such an Adverse Recommendation Change with respect to a Superior Proposal or terminating this Agreement pursuant to Section 8.01(f), (A) the Company has notified Parent in writing that it intends to effect an Adverse Recommendation Change (which notice shall not constitute an Adverse Recommendation Change) or terminate this Agreement pursuant to Section 8.01(f), (B) the Company has provided Parent a summary of the material terms and conditions of such Acquisition Proposal, which shall include (at a minimum) all of the information that is specified in Section 6.03(c), (C) if requested to do so by Parent, for a period of four (4) Business Days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made the Representatives of the Company reasonably available to discuss and negotiate in good faith, with Parent and its Representatives, any bona fide proposed modifications to the terms and conditions of this Agreement and (D) no earlier than the end of such four (4) Business Day period, the Company Board (after consultation with its outside legal counsel and outside financial advisor), shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4) Business Day period, that such Superior Proposal still constitutes a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(f) in connection therewith would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices references herein to a “four (4) Business Day period” shall be deemed to be references to a “two (2) Business Day period”); and

(ii)             prior to effecting such an Adverse Recommendation Change with respect to an Intervening Event, (A) the Company has notified Parent in writing that it intends to effect such an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change, (B) if requested to do so by Parent, for a period of four (4) Business Days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made the Representatives of the Company reasonably available to discuss and negotiate in good faith, with Parent and its Representatives any bona fide proposed modifications to the terms and conditions of this Agreement and (C) no earlier than the end of such four (4) Business Day period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4) Business Day period, that the failure to effect an Adverse Recommendation Change would still be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f)            Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Item 1012(a) of Regulation M-A promulgated under the Exchange Act and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s shareholders if the Company Board determines (after consultation with its outside legal counsel) that its failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that such action that would otherwise constitute an Adverse Recommendation Change may only be made in accordance with Section 6.03(e).

(g)            Except as set forth in Section 8.03(d) with respect to an Acquisition Proposal, for purposes of this Agreement:

(i)            “Acquisition Proposal” means any proposal or offer from any person or group (other than Parent or any of its Subsidiaries) relating to, in a single transaction or series of related transactions: (A) any direct or indirect acquisition of (1) more than twenty percent (20%) of the assets (whether based on the fair market value, revenue generation or net income) of the Company Group, taken as a whole, including in any such case through the acquisition of one or more Company Subsidiaries owning such assets, or (2) more than twenty percent (20%) of the outstanding Shares (or any Equity Interests convertible into, or exchangeable for, such Shares); (B) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any person or group beneficially owning twenty percent (20%) or more of the outstanding Shares; or (C) any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or other similar transaction involving the Company which would result in any person or group (or the shareholders of any person or group) beneficially owning, directly or indirectly, more than twenty percent (20%) of the outstanding Shares or twenty percent (20%) of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power). Whenever the term “group” is used in this Agreement, it shall have the definition set forth in Rule 13d-3 of the Exchange Act.

(ii)            “Intervening Event” means any material event, circumstance, change, effect, development or condition first occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided that in no event shall any Effect (as defined below) result from or relating to any of the following give rise to or contribute to an Intervening Event: (A) any Acquisition Proposal or any inquiry, proposal, or offer that would be reasonably expected to lead to an Acquisition Proposal; (B) the public announcement, execution, delivery or performance of this Agreement, the identity of Parent or the pendency or consummation of the Transactions; or (C) any change in the price or trading volume of the Shares or any other securities of the Company or the fact that the Company meets or exceeds internal or published projections, forecasts, estimates, expectations or predictions in respect of any financial or operating metrics for any period (provided that, in each case, the underlying causes thereof may constitute or be taken into account in determining whether there has been an Intervening Event).

(iii)            “Superior Proposal” means any bona fide written Acquisition Proposal (that is not made as a result of a material breach of Section 6.03) made by any person or group (other than Parent or any of its Subsidiaries) after the date of this Agreement, that (A) would result in such person or group (or in the case of a direct merger between such person and the Company, the shareholders of such person) acquiring, directly or indirectly, more than fifty percent (50%) of the outstanding Shares or all or substantially all of the assets of the Company Group, taken as a whole, (B) is on terms that the Company Board determines in good faith (after consultation with its outside legal counsel and outside financial advisor and after taking into account all the terms and conditions of the Acquisition Proposal) are more favorable to the Company’s shareholders from a financial point of view than the Merger and the Transactions (taking into account any bona fide proposed amendment or modification proposed by Parent pursuant to Section 6.03(e)(i)) and (C) the Company Board determines (after consultation with its outside legal counsel and outside financial advisor) is reasonably likely to be consummated in accordance with its terms, taking into account all financial, regulatory, legal and other aspects (including certainty of closing, certainty of financing and the identity of the person making the Acquisition Proposal) of such proposal.

Section 6.04         Directors’ and Officers’ Indemnification and Insurance.

(a)            From and after the Effective Time, the Surviving Company shall, and shall cause its Subsidiaries to, and Parent shall cause the Surviving Company and its Subsidiaries to, to the fullest extent permitted under the BVI Act, honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries, as applicable, under (i) the Company Governing Documents, (ii) the memorandum and articles of association, certificate of incorporation and bylaws or equivalent organizational documents of each Company Subsidiary and (iii) any and all indemnification agreements between the Company or any Company Subsidiary and any of their respective present or former directors and officers (and any Person who becomes a director or officer of the Company or any such Company Subsidiary prior to the Effective Time) (collectively, the “Indemnified Parties”). In addition, the memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses than are set forth in the Company Governing Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of the Indemnified Parties, and any claim made pursuant to such rights within such six (6) year period shall continue to be subject to this Section 6.04(a) and the rights provided under this Section 6.04(a) until disposition of such claim.

(b)            For a period of six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Company to, to the fullest extent permitted under applicable Law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as a director or officer of the Company or any Company Subsidiary, occurring on or before the Effective Time, and to the fullest extent permitted by Law, the Surviving Company shall pay all expenses of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification.

(c)            The Surviving Company shall either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time or (ii) maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company; provided that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are substantially similar with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.04(c) more than an amount per year equal to three hundred percent (300%) of current annual premiums paid by the Company for such insurance; provided further that in the event of an expiration, termination or cancellation of such current policies, Parent or the Surviving Company shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.

(d)            In the event the Surviving Company or any of its successors or assigns (i) consolidates or amalgamates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, the proper provision shall be made so that the successors and assigns of the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 6.04.

(e)            Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 6.04.

(f)            The provisions of this Section 6.04 shall survive the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their successors, assigns and heirs (each of whom shall be third party beneficiaries of this Section 6.04) and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Unless required by applicable Law, this Section 6.04 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Indemnified Parties or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Parties.

Section 6.05         Employee Benefits Matters.

(a)            Parent hereby agrees that, for a period of one (1) year immediately following the Effective Time (the “Benefits Continuation Period”), it shall, or it shall cause the Surviving Company and its Subsidiaries to provide each individual who is employed by the Company Group immediately prior to the Effective Time and who continues to be employed by the Company, Parent or any of their respective Subsidiaries immediately following the Effective Time (each, a “Continuing Service Provider”), to the extent such Continuing Service Provider remains employed by or continues to provide services to Parent or its Subsidiaries during the Benefits Continuation Period, with (i) a base salary or wage rate that is not less than the base salary or wage rate provided by the Company Group to such Continuing Service Provider as of immediately prior to the Effective Time, (ii) target annual cash incentive compensation opportunities for such Continuing Service Provider that are not less than those in effect immediately prior to the Effective Time, and (iii) target long-term incentive opportunities that are substantially comparable, in the aggregate, to those most recently provided by the Company Group to such Continuing Service Provider prior to the Effective Time, and (iv) all other employee benefits (excluding any defined benefit pension benefits, retiree health and welfare benefits or change in control, transaction or retention bonuses or payments) that are substantially comparable, in the aggregate, to those in effect for the Continuing Service Provider immediately prior to the Effective Time; provided that, the compensation and benefits paid or provided pursuant to this Section 6.05(a) shall at all times be paid or provided in a manner and amount compliant with applicable Law. Without limiting the generality of this Section 6.05(a), from and after the Effective Time, Parent shall, or it shall cause the Surviving Company and its Subsidiaries to, honor all obligations under each Plan listed on Section 6.05(a) of the Company Disclosure Schedule, which Section 6.05(a) of the Company Disclosure Schedule may be updated prior to the Closing to reflect any similar Plans established or amended following the Effective Time in accordance with Section 5.01(b)(ix), in each case in accordance with its terms as in effect immediately prior to the Effective Time or, in the case of any Plan established or amended in accordance with Section 5.01(b)(ix), the date of establishment or amendment.

(b)            Parent shall, or shall cause the Surviving Company and its Subsidiaries to, use commercially reasonable efforts to provide service credit to each Continuing Employee for purposes of eligibility to participate and vesting (but not for benefit accrual purposes, other than paid time off and severance) under any employee benefit plan, program, policy or arrangement, in each case, established or maintained by Parent or any of its Subsidiaries (each, a “Parent Plan”) under which each Continuing Service Provider may be eligible to participate on or after the Effective Time to the same extent service with the Company, any Affiliate of the Company or any of their respective predecessors was recognized by the Company or any of the Company Subsidiaries under comparable Plans immediately prior to the Effective Time; provided that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit and shall not be credited under any retirement health or welfare plan or defined benefit pension plan. In addition, Parent shall use commercially reasonable efforts to (i) waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions under any Parent Plan to the extent such conditions are covered immediately prior to the Effective Time under the applicable Plans and to the same extent such limitations are waived under any comparable Plan of the Company or any of the Company Subsidiaries in effect immediately prior to the Effective Time (ii) and recognize, for purposes of the annual deductible and out-of-pocket limits under its health and welfare plans, the deductible and out-of-pocket expenses paid by Continuing Service Providers in the calendar year in which the Effective Time occurs.

(c)            Parent shall, or it shall cause the Surviving Company and its Subsidiaries to, continue any Plan that is an annual bonus plan for the year in which Closing occurs and will administer it in the ordinary course consistent with past practice and taking into account determinations made prior to the Closing with respect to such annual bonus program or target amounts thereunder.

(d)            Nothing contained in this Agreement is intended to be treated as an amendment to any Plan or any employee benefit plan or arrangement of Parent or any of its Affiliates, or to create any third-party beneficiary rights in any Employee or Non-Employee Service Provider, any beneficiary or dependent thereof or any collective bargaining representative thereof. Nothing contained herein, express or implied, shall (i) alter or limit the ability of Parent or the Surviving Company or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (ii) create any rights to continued employment or service with Parent, the Surviving Company or any Company Subsidiary or any of their respective Affiliates or in any way limit the ability of Parent, the Surviving Company or any Company Subsidiary or any of their respective Affiliates to terminate the employment or service of any Employee or Non-Employee Service Provider at any time and for any reason.

(e)            Prior to making any written communications to any Employee pertaining to the treatment of compensation or benefits in connection with the Transactions or employment with Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) following the Effective Time, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on the communication (which comment shall not be unreasonably withheld, conditioned or delayed), and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto.

Section 6.06         Regulatory Filings.

(a)            As promptly as practicable after the execution and delivery of this Agreement, each of Parent, Merger Sub and the Company shall cooperate with each other and use, and shall cause their respective Affiliates to use, their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate the Transactions, including no later than twenty (20) Business Days after the date of this Agreement (unless another date is agreed to by the parties and, in any event, prior to the expiration of any deadlines under applicable Antitrust Law or any Foreign Investment Law), making or causing to be made all filings and submissions, with prenotification where appropriate, required to be made by any party or any of its Affiliates under any other applicable Antitrust Law or any Foreign Investment Law, as applicable, or other Laws for the consummation of the Transactions (the “Regulatory Filings”). The parties shall, and shall cause their respective Affiliates to, cooperate in good faith with the applicable Governmental Authorities in connection with the Regulatory Filings and submissions and shall, as promptly as reasonably practicable, comply with any requests for information, including, if applicable, requests for the production of documents and the production of witnesses for interviews or depositions by any Governmental Authorities. Parent shall pay, or cause its Affiliates to pay, all filing fees required under any Antitrust Law or any Foreign Investment Law for the consummation of the Transactions. Other than in connection with obtaining the authorizations, consents, orders and approvals described in Section 3.06 of the Company Disclosure Schedule, neither Parent, Merger Sub, nor any of their respective Affiliates, shall make any filings or notifications with any Governmental Authority in relation to the Transactions without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

(b)            Each of Parent, Merger Sub and the Company shall, and shall cause their respective Affiliates to, diligently assist and cooperate with each other in preparing and filing all documents required to be submitted by any of them or their Affiliates to any Governmental Authorities in connection with the Transactions and in obtaining any Governmental Authority waiting period expirations or terminations, consents, waivers, authorizations, clearances or approvals which may be required to be obtained by Parent, Merger Sub, the Company or any of their Affiliates in connection with the Transactions (which assistance and cooperation shall include timely furnishing, and causing each of their respective Affiliates to timely furnish, to the requesting party all information that such party or its counsel reasonably determines is required to be included in such documents or would be helpful in obtaining such required waiting period expirations or terminations, consents, waivers, authorizations, clearances or approvals). Parent and the Company shall consult in good faith regarding strategy for obtaining approvals or expiration or termination of any waiting period required to be obtained by Parent, the Company or any of their Affiliates in connection with the Transactions; provided, that in the event of a dispute between Parent and the Company, the final determination regarding such strategy (including, the conduct and scheduling of any negotiations with Governmental Authorities, and decisions regarding the defense and settlement of any litigation under any applicable Antitrust Law or Foreign Investment Law) shall be made by Parent. Neither Parent nor the Company shall, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed), commit to or agree with any Governmental Authority (A) to enter into any timing agreement, stop the clock, stay, toll or extend any applicable waiting period, or pull and refile or any other applicable Antitrust Law or any other Foreign Investment Law, or (B) not to consummate the Transactions for any period of time.

(c)            Each of the parties shall, and shall cause their respective Affiliates to, (i) promptly inform the other parties of any communication (oral or written), and provide copies of written communications, with any Governmental Authority regarding any Regulatory Filing or any review or investigation of the Transactions under any applicable Antitrust Law or Foreign Investment Law and (ii) have the right to review in advance any filing made with, or other material communications submitted to, any Governmental Authority in connection with the Transactions. Subject to this Section 6.06 and applicable Laws relating to the exchange of information, each party shall consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication to be made (including oral communications) or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and each party shall give advance notice to the other parties of, and afford the other parties the opportunity to attend or participate in, material conferences, meetings and telephone or other communications between the other parties and Governmental Authorities concerning the Transactions, unless prohibited by such Governmental Authority. Materials required to be provided pursuant to this Section 6.06(c) may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements in existence as of the date of this Agreement, and (iii) as necessary to address attorney-client or other privilege concerns. Each party, as each reasonably deems advisable, shall be entitled to designate any commercially or competitively sensitive material provided to the other parties under this Section 6.06 as “Outside Counsel Only Material”. Such materials and the information contained therein shall be given only to the outside counsel of the recipient and, unless explicitly excluded, in-house counsel of the recipient approved by the providing party and will not be disclosed by such outside counsel or approved in-house counsel to other Representatives of the recipient unless express written permission is obtained in advance (not to be unreasonably withheld, conditioned or delayed) from the source of the materials or its legal counsel.

(d)            Without limiting the generality of anything contained in this Section 6.06, but subject to Section 6.06(e), Parent and Merger Sub shall promptly take, and shall cause each of their respective Affiliates to promptly take any and all actions necessary to cause the prompt expiration or termination of any applicable waiting period or approval by any Governmental Authority, and to resolve objections, if any, of any Governmental Authority, including those of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought or become required with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the Antitrust Laws, and to effect the dissolution of, or to eliminate, any decree, order or judgment (whether temporary, preliminary or permanent), which would otherwise have the effect of preventing the Closing or delaying the Closing beyond the Termination Date, as promptly as reasonably practicable and in any event prior to the Termination Date.

(e)            Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require, or be construed to require, Parent, Merger Sub or any of their respective Affiliates to (and neither the Company nor any of its Subsidiaries shall, without the prior written consent of Parent, agree to, or take any of the following actions): (i) propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divestiture, disposition, license or other conveyance of any categories, portions or parts of assets, properties, products, rights, services, or businesses of Parent, the Company or any of their respective Affiliates, or agree to any structural or conduct remedy (including any conduct of business arrangements or termination of any existing relationships or contractual rights and obligations); or (ii) otherwise take or commit to take any actions that would limit Parent’s, the Company’s or any of their respective Affiliates’ freedom of action with respect to, or its or their ability to retain or operate any assets, properties, products, rights, services or businesses, or any interest or interests therein, in each case of clauses (i) and (ii), if any of such actions or remedies would result in a substantial detriment to the benefits reasonably expected by Parent and its Affiliates from the transactions contemplated by this Agreement (any of the actions described in the preceding clauses (i)-(ii), a “Burdensome Condition”). Notwithstanding the foregoing, at the written request of Parent, the Company shall, and shall cause its Subsidiaries to, agree to take any action that would constitute a Burdensome Condition so long as such action is conditioned upon the occurrence of the Closing.

(f)            Each of Parent and the Company shall use its reasonable best efforts to defend through litigation on the merits any claim under any applicable Antitrust Law asserted in court or any administrative or other tribunal by any third party, including any Governmental Authority of competent jurisdiction, in order to avoid the entry of, or to have vacated or terminated, any decree, Order, injunction or judgment (whether temporary, preliminary or permanent) that would prevent the Closing Date from occurring prior to the Termination Date.

(g)            Until the earlier of the termination of this Agreement and the Effective Time, none of Parent, Merger Sub nor any of their respective Affiliates shall after the date of this Agreement acquire or agree to acquire any rights, business, person or division thereof (by way of license, merger, consolidation, share exchange, investment or other business combination, asset, stock or equity purchase or otherwise) or enter into or agree to enter into any joint venture, collaboration or other similar arrangement, in each case that would reasonably be expected to prevent or materially impair the parties’ ability to (i) obtain the approval of any Governmental Authority under any Antitrust Law or Foreign Investment Law or the expiration or termination of any applicable waiting period with respect to the Transactions or (ii) consummate the Transactions.

Section 6.07         Obligations of Parent and Merger Sub. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder. Promptly following the execution of this Agreement, Parent shall, or shall cause the sole shareholder of Merger Sub to, execute and deliver to the Company a copy of the written consent by which this Agreement, the Plan of Merger and all transactions contemplated thereby are approved and adopted in accordance with the BVI Act.

Section 6.08         Public Announcements. The parties agree that any initial press release to be issued by the Company or Parent with respect to the Transactions shall be in the form heretofore agreed to by the parties. Thereafter until the Effective Time, each of Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions, except to the extent (i) the press release or public statement contains information that is consistent with the press release referred to in the preceding sentence or any other release or public statement previously issued or made in accordance with this Section 6.08 or (ii) public disclosure is required by applicable Law or the requirements of any stock exchange, in which case the issuing party shall use its reasonable efforts to consult with the other party before issuing any press release or making any such public statements, except no party shall be required to consult with any other party respect to the matters described in, and subject to the requirements of, Section 6.03, Section 8.01 and Section 8.03 or in connection with any Adverse Recommendation Change or any dispute between the parties regarding this Agreement. Notwithstanding the foregoing or anything else to the contrary in this Agreement, nothing shall limit the Company’s or Parent’s (or their respective Affiliates’) ability to, as applicable, and the parties hereto agree that the Company or Parent may, as applicable, file each press release or other public statement issued by the Company or Parent, as applicable, and a copy of this Agreement (and any amendments hereto) and the Shareholder Circular (and any amendments or supplements thereto), on Form 6-K with the SEC, or with the Johannesburg Stock Exchange.

Section 6.09         Stock Exchange De-Listing. The Company shall cooperate with any reasonable requests of Parent and in response thereto, use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Company of the Ordinary Shares from the NYSE and the deregistration of the Ordinary Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.10         Shareholder Litigation. During the Pre-Closing Period, in the event that any Action related to this Agreement, the Merger or the other Transactions is brought or, to the Knowledge of the Company, threatened, by any stockholder of the Company against any member of the Company Group, any of their respective Representatives, the Company shall, promptly (and in any event within forty-eight (48) hours) after receiving notice of any such Action, notify Parent and Merger Sub of such Action. The Company shall give Parent reasonable opportunity to participate in the defense (at Parent’s sole cost and subject to a joint defense agreement) of any Action brought by the Company’s shareholders or other persons against the Company or any of its directors, officers or Representatives arising out of or relating to this Agreement or the Transactions. Without limiting the preceding sentence, the Company shall give Parent reasonable opportunity to review and comment on all material filings or responses to be made by the Company in connection with any such Action, and reasonable opportunity to consult on the settlement with respect to such Action, and the Company will in good faith take such comments into account and the Company will not settle any such Action without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such Action and shall keep Parent reasonably and promptly informed with respect to the status thereof.

Section 6.11         Takeover Laws. If any “business combination”, “moratorium”, “control share acquisition”, “fair price” or other anti-takeover Law becomes or is deemed to be applicable to this Agreement or the Transactions, then the Company Board shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Law or Laws inapplicable to the foregoing.

Section 6.12         Notification of Certain Matters. Parent and the Company shall each give prompt notice to the other party if any of the following occur after the date of this Agreement: (a) receipt of any written notice to the receiving party from any third person alleging that the consent or approval of such third person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Authority, NYSE (or any other securities market) in connection with the Transactions; or (c) if to the Knowledge of the Company there has occurred, or if Parent obtains knowledge of the occurrence of, as applicable, an event which would or would be reasonably likely to result in the failure of any condition set forth in Article VII to be satisfied. Without limiting the foregoing, unless prohibited under any Privacy Requirements or other applicable Law, or by law enforcement or Governmental Authorities, and in each case subject to Section 6.02(a), the Company shall notify Parent in writing promptly, and in any event within seventy-two (72) hours, upon becoming aware, of any unauthorized access or use of any sensitive or confidential information, including Personally Identifiable Information, in the possession or control of the Company or any Company Subsidiary that would (i) reasonably be expected to be material to the Company Group, taken as a whole, or (ii) require any notification to be given to any Person under any Privacy Requirements, and provide Parent with the following information in reasonable detail (to the extent reasonably available to the Company): (A) a summary of the nature and scope of such Data Breach (including the types of Personally Identifiable Information and number of individuals impacted, if applicable), (B) a summary of efforts taken or anticipated to be taken by the Company to investigate, remediate, mitigate and contain such Data Breach and (C) any notifications provided (or anticipated or otherwise required to be provided) to any Governmental Authority, impacted individual or other third party with respect to such Data Breach. Subject to, and in accordance with, Section 6.02(a), the Company shall provide Parent with reasonable periodic updates of the foregoing information with respect to any such Data Breach reported to Parent. In no event shall (A) the delivery of any notice by a party pursuant to this Section 6.12 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (B) disclosure by the Company or Parent be deemed to amend or supplement the Company Disclosure Schedule or constitute an exception to any representation or warranty. Notwithstanding anything to the contrary in this Agreement, the failure to deliver any such notice, in and of itself, shall not give rise to any right to terminate under Article VIII.

SECTION 6.13         FIRPTA. Prior to Closing, the Company shall deliver to Parent a certificate from the Company, in form and substance consistent with the requirements of Treasury Regulations Section 1.897-2(h) and reasonably acceptable to Parent, certifying that the Company is not, and was not at any time during the 5-year period ending on the Closing Date, a U.S. real property holding corporation.

Article VII

CONDITIONS TO THE MERGER

Section 7.01         Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) of the following conditions:

(a)            Ordinary Shareholder Approval. The Ordinary Shareholder Approval shall have been obtained.

(b)            No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger.

(c)            Regulatory Approvals. All required waiting period expirations or terminations, consents, approvals, non-disapprovals and other authorizations of any Governmental Authority set forth in Section 7.01(c) of the Company Disclosure Schedule shall have been obtained and any related timing agreement with a Governmental Authority with respect to the Merger shall have been expired or been terminated (all such consents, approvals, non-disapprovals, authorizations, and the lapse of waiting periods of such jurisdictions, being the “Requisite Regulatory Approvals”).

Section 7.02         Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions:

(a)            Representations and Warranties. (i) Each of the representations and warranties of the Company in Section 3.01, Section 3.02, Section 3.04, Section 3.05, Section 3.06(a)(i), Section 3.09(h), Section 3.22, Section 3.23, Section 3.24 and Section 3.25 shall, if qualified by materiality or “Company Material Adverse Effect” be true and correct in all respects, or if not so qualified, be true and correct in all material respects (except for the representations and warranties of the Company in (A) Section 3.04(a), which shall be true and correct in all respects, and (B) Section 3.04(b), and Section 3.04(e) which shall be true and correct in all respects, except for de minimis deviations), in each case, as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), (ii) the representation and warranty of the Company in Section 3.10(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), and (iii) each of the other representations and warranties contained in Article III (disregarding all qualifications set forth therein relating to “materiality”, “Company Material Adverse Effect” or other qualifications based on the word “material” or similar phrases) shall be true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), except where the failure of such representations and warranties referenced in this clause (iii) to be so true and correct would not have a Company Material Adverse Effect.

(b)            Agreements and Covenants. The Company shall have performed or complied in all material respects with each of the agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)            Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a duly authorized officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d)            No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(e)            No Order. The condition set forth in Section 7.01(b) (if the decision, injunction, decree, ruling, Law or Order relates to a Requisite Regulatory Approval) shall have been satisfied without the imposition of a Burdensome Condition (including any Burdensome Condition that would come into effect at the Closing).

(f)            Regulatory Approvals. The condition set forth in Section 7.01(c) shall have been satisfied without the imposition of a Burdensome Condition (including any Burdensome Condition that would come into effect at the Closing).

Section 7.03         Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)            Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub in Section 4.01, Section 4.02, Section 4.07 and Section 4.10 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be true and correct as of such specified date) and (ii) each of the other representations and warranties of Parent and Merger Sub contained in Article IV (disregarding all qualifications set forth therein relating to “materiality” or “material adverse effect” or other qualifications based on the word “material” or similar phrases) shall have been true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), except where the failure of such representations and warranties referenced in this clause (ii) to be true and correct would not reasonably be expected to prevent, materially delay or otherwise have a material adverse effect on, the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.

(b)            Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with each of the agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)            Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a duly authorized officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

Article VIII

TERMINATION

Section 8.01         Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the terminating party or parties, notwithstanding any prior adoption of this Agreement by the shareholders of the Company, as follows (the date of any such termination, the “Termination Date”):

(a)            by mutual written consent of Parent and the Company;

(b)            by either Parent or the Company, if the Effective Time shall not have occurred on or before the date that is twelve (12) months from the date hereof (the “Outside Date”); provided that if, on such date, any of the conditions set forth in Section 7.01(b) (solely with respect to any Antitrust Law in Mexico), Section 7.01(c) (solely with respect to approval under any Antitrust Law in Mexico), Section 7.02(e) (solely with respect to any Antitrust Law in Mexico) or Section 7.02(f) (solely with respect to approval under any Antitrust Law in Mexico) shall not have been satisfied or waived, as applicable, but all other conditions set forth in Article VII shall have been satisfied or waived or shall then be capable of being satisfied if the Closing were to take place on such date (other than those conditions that by their terms are to be satisfied at or immediately prior to the Closing), then the Outside Date shall be automatically extended to the date that is sixteen (16) months from the date hereof; provided further that the right to terminate this Agreement under this Section 8.01(b), shall not be available to any party whose failure to fulfill any agreements and covenants under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c)            by either Parent or the Company, if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such Law or Order shall have become final and nonappealable, or if there shall be adopted following the date of execution of this Agreement any Law that makes consummation of the Merger illegal or otherwise prohibited; provided that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to a party whose failure to fulfill any agreements and covenants under Section 6.06 has been the principal cause of, or resulted in, such Law or Order being enacted, issued, promulgated, enforced or entered, as applicable;

(d)            by either Parent or the Company, if this Agreement shall fail to receive the Ordinary Shareholder Approval at the Company Shareholders’ Meeting (or any adjournment or postponement thereof at which a vote is taken on the Merger);

(e)            by Parent if, prior to obtaining the Ordinary Shareholder Approval, the Company Board shall have effected, and not withdrawn, an Adverse Recommendation Change;

(f)            by the Company, at any time prior to the time at which the Ordinary Shareholder Approval is obtained, if the Company Board determines to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.03;

(g)            by Parent, if the Company shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b), as applicable, if measured as of the time Parent asserts a right of termination pursuant to this Section 8.01(g), and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) calendar days after written notice thereof is given by Parent to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(g) and (B) the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements hereunder such that any condition in Section 7.03(a) or Section 7.03(b) is not satisfied or capable of being satisfied by the Outside Date;

(h)            by the Company, if Parent or Merger Sub shall have breached any of its representations or warranties, or Parent or Merger Sub shall have failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b), as applicable, if measured as of the time the Company asserts a right of termination pursuant to this Section 8.01(h), and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) calendar days after written notice thereof is given by the Company to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(h) and (B) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(h) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder such that any condition in Section 7.02(a) or Section 7.02(b) is not satisfied or capable of being satisfied by the Outside Date; or

(i)            by the Company, if (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (ii) the Company has irrevocably confirmed to Parent by written notice at least three (3) Business Days prior to such termination that all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived and the Company stands ready, willing and able to consummate the Merger during such three (3) Business Day period, and (iii) Parent has failed to consummate the Merger within three (3) Business Days after the later to occur of (A) delivery of the written notice specified in clause (ii) of this Section 8.01(h) and (B) the date by which the Closing is required to have occurred pursuant to Section 1.02.

Section 8.02         Notice of Termination; Effect of Termination.

(a)            A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and any valid termination in accordance with Section 8.01 shall be effective immediately upon delivery of such written notice to the other party (other than a termination pursuant to Section 8.01(a), which shall be effective immediately upon the execution and delivery of a signed mutual written consent by each of Parent and the Company).

(b)            In the event of a valid termination of this Agreement by the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability or obligation on the part of any party, except that (i) Section 6.02(b), this Section 8.02, Section 8.03, and Article IX shall remain in full force and effect and (ii) nothing herein shall relieve any party from liability for any Fraud or Willful Breach of any covenant or other agreement contained in this Agreement prior to the date of such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 8.03         Fees and Expenses.

(a)            Unless specified otherwise herein, including Section 6.04(c), all Expenses incurred in connection with this Agreement, the Transactions, the solicitation of shareholder approvals and all other matters related to the consummation of the Merger shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(b)            If this Agreement is validly terminated:

(i)              by (A) Parent or the Company pursuant to (x) Section 8.01(b) (but only if at such time Parent would not be prohibited from terminating this Agreement by the proviso in Section 8.01(b) and excluding any termination for which the Parent Termination Fee is paid or becomes payable to the Company pursuant to Section 8.03(b)(iv)) or (y) Section 8.01(d), or (B) by Parent pursuant to Section 8.01(g), then, if (1) at or prior to the Termination Date, an Acquisition Proposal shall have been publicly announced, disclosed or otherwise made public that remains outstanding and is not publicly withdrawn as of (x) in the case of clause (A)(y), the date that is three (3) Business Days prior to the Company Shareholders’ Meeting and (y) in the case of clause (A)(x) and clause (B), the Termination Date, and (2) within twelve (12) months of the Termination Date, an Acquisition Proposal is consummated by the Company or any Company Subsidiary, or a definitive agreement with respect to an Acquisition Proposal is entered into by the Company or any Company Subsidiary, then the Company shall pay Parent the amount of $49,600,000 (the “Company Termination Fee”), which payment shall be made by wire transfer of immediately available funds within two (2) Business Days of the earliest to occur of the entry by the Company into the agreement with respect to an Acquisition Proposal or the consummation of any transaction that is the subject of an Acquisition Proposal;

(ii)             by Parent pursuant to Section 8.01(e), then the Company shall pay to Parent the Company Termination Fee;

(iii)            by the Company pursuant to Section 8.01(f), then the Company shall pay to Parent the Company Termination Fee; or

(iv)            by (A) Parent or the Company pursuant to Section 8.01(b) or (B) Parent or the Company pursuant to Section 8.01(c) (if the Law or Order giving rise to such termination right relates to a Requisite Regulatory Approval), and, in each case, at the time of such termination, (1) the condition set forth in Section 7.01(b) (if the Law or Order giving rise to such condition not having been satisfied relates to a Requisite Regulatory Approval) or Section 7.01(c) shall not have been satisfied, (2) the condition set forth in Section 7.01(a) has been satisfied and (3) all of the conditions set forth in Section 7.02 shall have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing; provided that those conditions would have been capable of being satisfied if the Closing were to occur on such Termination Date), then Parent shall pay to the Company the amount of $66,100,000 (the “Parent Termination Fee”), which payment shall be made by wire transfer of immediately available funds within two (2) Business Days after such Termination Date.

(c)            The Company Termination Fee payable by the Company under (i) Section 8.03(b)(iii) shall be paid to Parent or its designee by the Company in immediately available funds prior to or substantially concurrently with, and as a condition to the effectiveness of, termination of this Agreement by the Company pursuant to Section 8.01(f) and (ii) Section 8.03(b)(ii) shall be paid to Parent or its designee by the Company in immediately available funds within two (2) Business Days after the termination of this Agreement by Parent pursuant to Section 8.01(e).

(d)            For purposes of Section 8.03(b)(i), Acquisition Proposal shall have the meaning assigned to such term in Section 6.03(g)(i), except that references to twenty percent (20%) in the definition thereof shall be deemed to be references to fifty percent (50%).

(e)            The parties acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, (i) if Parent fails to promptly pay the Parent Termination Fee when due pursuant to this Section 8.03 and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the Parent Termination Fee pursuant to this Section 8.03, Parent shall pay to the Company its and its Affiliates’ out-of-pocket, documented costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime lending rate as published in the Wall Street Journal from the date such fee, cost or expense was required to be paid to (but excluding) the payment date (collectively, whether in relation to the Parent Termination Fee pursuant to this clause (i) or the Company Termination Fee pursuant to clause (ii), “Termination Fee Collection Costs”) and (ii) if the Company fails to promptly pay the Company Termination Fee when due pursuant to this Section 8.03 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Company Termination Fee pursuant to this Section 8.03, the Company shall pay or cause to be paid to Parent (or its designee) its and its Affiliates’ Termination Fee Collection Costs. In no event shall (A) the Company be required to pay the Company Termination Fee or (B) Parent be required to pay the Parent Termination Fee, in each case, in connection with the termination of this Agreement or the Transactions more than once. In no event will any party be entitled to receive both (x) a grant of specific performance which results in the consummation of the Effective Time as contemplated in this Agreement, and (y) payment of the Company Termination Fee or the Parent Termination Fee, as applicable.

(f)            Each of the parties acknowledges that any amounts payable by the Company or Parent pursuant to this Section 8.03, including the Company Termination Fee and the Parent Termination Fee, does not constitute a penalty, but rather shall constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, for the disposition of its rights under this Agreement in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision.

(g)            In circumstances where (i) the Company Termination Fee is payable in accordance with Section 8.03(b), the payment of the Company Termination Fee by or on behalf of the Company shall be Parent’s and Merger Sub’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company, the Company Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees, for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise or (ii) the Parent Termination Fee is payable in accordance with Section 8.03(b), the payment of the Parent Termination Fee by or on behalf of Parent shall be the Company’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against Parent, Merger Sub and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees, for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and, in each case, upon payment of such amount, no such person shall have any further liability or obligation relating to or arising out of this Agreement, the termination hereof or the Transactions; provided that, nothing herein shall release either the Company or Parent from liability for Fraud or Willful Breach.

Article IX

GENERAL PROVISIONS

Section 9.01         Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02         Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service or by email transmission (upon confirmation of receipt and provided that if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided, however, that no “bounce back” or similar message of non-delivery is received with respect thereto) or if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto, the Business Day following the date of transmission) to the respective parties at the following coordinates (or at such other coordinates for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)	if to Parent or Merger Sub:

MIH Internet Holdings B.V.

Symphony Offices

Gustav Mahlerplein 5

1082 MS

Amsterdam, Netherlands
Attention:         The Directors
Email:                 *******

with a copy (which shall not constitute notice) to:

MIH Internet Holdings B.V.
Symphony Offices

Gustav Mahlerplein 5

1082 MS

Amsterdam, Netherlands
Attention:         Wayne Benn

   Nick Conway

Email:                 *******

   *******

and

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017
Attention:         Louis Goldberg

   Lee Hochbaum

Email:                 *******

   *******

(b)	if to the Company:

Despegar.com, Corp.

Av. Corrientes 800, C1043 CABA - Piso 17° y 18°
Buenos Aires, Argentina
Attention:         Monica A S Silva
Email:                 *******

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue
New York, NY 10022
Attention:         George Karafotias

   Sean Skiffington

Email:                 *******
   *******

and

Conyers Dill & Pearman Pte. Ltd.

Commerce House, Wickhams

Cay 1

Road Town, Tortola, VG1110

British Virgin Islands

Attention:         Anton Goldstein

Email:               *******

Section 9.03       Certain Definitions.

(a)            For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means (a) a confidentiality agreement in effect as of the date hereof or (b) a confidentiality agreement executed, delivered and effective after the date hereof that (i) does not contain any provision prohibiting or otherwise restricting the Company from making any of the disclosures required to be made by Section 6.03 or any other provision of this Agreement and (ii) contains confidentiality provisions that are no more favorable in the aggregate to the counterparty than those contained in the Confidentiality Agreement.

“Accrued Dividends” shall have the meaning set forth in the Company Governing Documents.

“Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of Section 6.03) regarding, or that is intended to result in, or could reasonably be expected to lead to, any Acquisition Proposal.

“Affiliate” of a specified person means a person that or who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anti-Corruption Laws” means Laws relating to bribery, corruption or money laundering, including the FCPA, the UK Bribery Act of 2010, as amended, or any successor statute, rules or regulations thereto and the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions.

“Antitrust Laws” means all antitrust, competition or trade regulation Laws or Laws that are otherwise designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or lessening of competition.

“Business Day” means any day (other than Saturday or Sunday) on which commercial banks banking in the County of New York, New York, Amsterdam, Netherlands or the British Virgin Islands are not required or permitted by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Governing Documents” means the Amended and Restated Memorandum and Articles of Association of the Company, as amended.

“Company Group” means the Company and each Company Subsidiary.

“Company Material Adverse Effect” means any event, circumstance, change, condition, occurrence or effect (each, an “Effect,” and collectively, “Effects”) that, individually or in the aggregate with any other Effect, has had, or would reasonably be expected to have (a) a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Company Group, taken as a whole, or (b) a material adverse effect on the ability of the Company to consummate the Transactions on or prior to the Outside Date; provided, however, that, in the case of clause (a) in no event shall any Effect resulting from or relating to any of the following, alone or in combination, be deemed to constitute a Company Material Adverse Effect, and no Effect resulting from or relating to any of the following shall be taken into account in determining whether there has been, a Company Material Adverse Effect: (i) general economic, political, regulatory, business, banking, financial, credit or capital market conditions, or any changes therein, including interest or exchange rates, or fluctuations in the value of any currency, (ii) changes generally affecting the industry (including seasonal fluctuations) in which the Company or any of the Company Subsidiaries operates, (iii) any change in accounting requirements or principles required by GAAP (or the interpretation thereof) or required by any change in applicable Laws (or the interpretation thereof) after the date hereof, (iv) any disease outbreak, epidemic or pandemic (including the SARS CoV-2 or COVID-19 virus) and any evolutions or mutations thereof or quarantine restrictions, natural disasters or other force majeure events or the worsening of any of the foregoing, the commencement, continuation, worsening or escalation of acts of armed hostility, terrorism or war, (v) changes proximately caused by the announcement of the execution of this Agreement or the pendency of the Transactions, the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, any shareholder Action (direct or derivative) in respect of this Agreement or any of the Transactions, and any loss of or adverse change in any relationship, contractual or otherwise, with any Governmental Authority, supplier, vendor, service provider, partner, licensor, licensee or any other party having business dealings with the Company or any Company Subsidiary, or departure of any employees or officers of the Company or any Company Subsidiary, in each case as a result thereof or in connection therewith (provided that the exceptions in this subclause (v) shall not apply to any representations and warranties that by their terms address, as applicable, the consequences resulting from the execution, delivery and performance of this Agreement or the announcement or completion of the Transactions or the condition in Section 7.02(a) as it relates to any such representations and warranties), (vi) compliance with the express terms of, or the taking of any action expressly required by, this Agreement (excluding the Company operating in the ordinary course of business) or the taking of any action requested or consented to in writing by Parent prior to the taking of such action, (vii) any matter described in the Company Disclosure Schedule, (viii) any change or volatility in the trading price or trading volume of Ordinary Shares or any suspension of trading, or any changes in the ratings or the ratings outlook for the Company by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to the Company (provided, however, that, except as otherwise provided in this definition, the underlying cause of such change or volatility may be considered in determining whether there is a Company Material Adverse Effect), (ix) any failure to meet internal or published projections, forecasts, estimates, expectations or predictions in respect of any financial or operating metrics for any period or a decline in the price or trading volume of the Ordinary Shares (provided further that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be considered in determining whether there is a Company Material Adverse Effect), or (x) the availability, or any increase in the cost, of the equity, debt or other financing necessary for Parent or Merger Sub to consummate the Transactions; provided further that if the exceptions set forth in subclauses (i), (ii) , (iii) and (iv) have a disproportionate impact on the Company Group, taken as a whole, compared to other companies that operate in the industries in which the Company Group operates, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent of such disproportionate impact.

“Company RSU” means a restricted stock unit award in respect of Shares granted under any Company Stock Plan or otherwise, including any such restricted stock unit award that is settled in Shares and any such phantom restricted stock unit award that is settled in cash.

“Company Shareholders’ Meeting” means a duly convened meeting of the shareholders of the Company called to obtain the Ordinary Shareholder Approval, or any valid adjournment or postponement thereof made in accordance with this Agreement.

“Company Stock Plan” means the Decolar.com, Inc. 2015 Stock Plan and the Despegar.com, Corp. Amended and Restated 2016 Stock Incentive Plan (which, prior to the amendment and restatement thereof, had been named the Decolar.com, Inc. 2016 Stock Option Plan), in each case, as amended from time to time.

“Company Subsidiary” means a Subsidiary of the Company.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated November 12, 2024, by and between MIH Investments One B.V. and the Company.

“Contract” means any legally binding contract, subcontract, agreement, note, bond, mortgage, indenture, lease, sublease, license, sublicense, permit, franchise or other instrument, obligation, commitment or arrangement or understanding of any kind or character.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“Dividends” shall have the meaning set forth in the Company Governing Documents.

“Employee” means any current officer or employee of the Company or any Company Subsidiary.

“Equity Awards” means the Company Options and the Company RSUs.

“Equity Interests” means any (a) shares or other equity interests or capital stock of any business company, corporation, limited liability company, partnership, joint venture or other business association or entity, (b) options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares or other equity interests or capital stock of any business company, corporation, limited liability company, partnership, joint venture or other business association or entity, (c) securities convertible into or exchangeable or exercisable for any such shares, capital stock or other equity interests, or (d) any other rights or instruments that are linked in any way to the price of the shares of capital stock of any other person or the value of all or any part of another person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any corporation or trade or business under common control with the Company as determined under Sections 414(b), (c), (m) or (o) of the Code.

“Expedia Director” shall have the meaning set forth in the Company Governing Documents.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party and its Affiliates) incurred (whether or not billed) at any time (whether before or after the date of this Agreement) by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“Foreign Investment Law” means any Laws that are designed to prohibit, restrict or regulate foreign investment.

“Fraud” means common law fraud under Delaware Law; provided that under no circumstances shall “Fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, unfair dealings, or other fraud or torts based on reckless disregard or negligence.

“Intellectual Property” means any and all intellectual property in any jurisdiction throughout the world, including any and all (a) trademarks, service marks, trade names, trademarks in brand names, trade dress, Internet domain names, trademarks in logos, corporate names, as well as any and all other identifiers indicating the business or source of goods or services (in each case, whether Registered, arising under common law or statutory law, or otherwise) and any and all goodwill connected exclusively with the use thereof and symbolized thereby; (b) statutory invention registrations, patents and patent applications (including provisionals, reissues, divisionals, reexaminations, continuations and continuations-in-part, extensions and counterparts thereof) and all rights in improvements to the inventions disclosed in each such registration, patent and patent application; (c) trade secrets, including rights in the following (to the extent the following can be protected as trade secrets or under proprietary rights under applicable Laws): know-how, methodologies, techniques, financial and marketing plans, pricing information, confidential research, algorithms, models, processes, formulas, client lists, supplier lists, invention rights, and other confidential or proprietary information; (d) copyrights (including copyrights in Software), rights in works of authorship, mask work rights, moral rights and design rights (in each case, regardless of the medium of fixation or means of expression and whether Registered, arising under common law or statutory law, or otherwise); (e) rights in Software; (f) industrial designs (whether Registered, arising under common law or statutory law, or otherwise); (g) registrations, applications, renewals and extensions for any of the foregoing in clauses (a) through (f); and (h) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violations of any of the foregoing.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge, as of the date of this Agreement, of the individuals identified in Section 9.03(a) of the Company Disclosure Schedule.

“Leased Real Property” means any real property leased, subleased, licensed or otherwise used or occupied (whether as a tenant, subtenant, licensee, or other interest, respectively) by any member of the Company Group under any Company Lease.

“Liens” means any and all security interests, pledges, claims, charges, options, puts, calls, preemptive purchase rights, easements, restrictions, rights of first refusal, licenses, hypothecation, mortgages, liens and any other encumbrances of any kind or nature whatsoever.

“Non-Employee Service Provider” means any non-employee director, consultant, vendor or other independent contractor (who is a natural person) of the Company or any Company Subsidiary.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any “open source” Software, or other Software having an equivalent licensing or distribution model (including Software licensed pursuant to any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla License, Berkeley Software Distribution License, Open Source Initiative License or MIT, or Apache licenses).

“Order” means, with respect to any person, any award, decision, injunction, judgment, stipulation, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction affecting such person or any of its properties.

“Owned Intellectual Property” means any and all Intellectual Property owned (or represented to Parent or any of Parent’s Affiliates or Representatives to be owned) by the Company or a Company Subsidiary.

“Permitted Lien” means (a) statutory Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith in appropriate proceedings and for which adequate reserves have been set aside in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over any Owned Real Property or Leased Real Property, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable legal requirements or other social security, (e) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting current occupancy, operation or use of any Owned Real Property or Leased Real Property in any material respect, (f) restrictions on the transfer of securities arising under federal and state securities laws, (g) any non-exclusive licenses to or of, or other permissions to use, Intellectual Property granted in the ordinary course of business and (h) any statutory Liens caused by state statutes and/or principles of common law and specific agreements within some leases providing for landlord liens with respect to tenant’s personal property, fixtures and/or leasehold improvements at the subject premises which are not materially adverse to the current occupancy, operation or use of any Owned Real Property or Leased Real Property.

“person” means an individual, company, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personally Identifiable Information” means any and all data or information that (a) constitutes personal data, personally identifiable information, personal information or any term of similar import, in each case as defined under applicable Laws relating to data privacy, cybersecurity and/or the processing of such information or data or (b) that is governed, regulated or protected by one or more Laws relating to an identified or identifiable individual natural person or household.

“Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether written or unwritten and whether or not subject to ERISA, and each bonus, stock option, stock purchase, restricted stock, restricted stock unit, phantom stock, stock appreciation right, other equity-based, commission, incentive, deferred compensation, performance award, medical, dental, vision, disability, life insurance, supplemental retirement, employment, termination, severance, change of control, retention or similar plan, program, policy, arrangement contract or agreement to which the Company, any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or direct or indirect liability or that are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any Employee or Non-Employee Service Provider, other than a plan, policy, program or arrangement which is required to be maintained, contributed to or sponsored pursuant to applicable Law.

“Privacy Laws” means any and all applicable Laws that primarily govern or relate to data privacy, data security, data protection, cybersecurity or the receipt, collection, compilation, use, storage, sharing, safeguarding, security, disposal, destruction, disclosure, transfer or other processing of Personally Identifiable Information.

“Privacy Requirements” means any and all (a) Privacy Laws and (b) published, written policies and procedures, contractually binding industry standards, and restrictions and requirements contained in any Contract to which the Company or any Company Subsidiary is bound, in each case, under this clause (b), relating to the receipt, collection, compilation, use, storage, sharing, safeguarding, security, disposal, destruction, disclosure, transfer or other processing of Personally Identifiable Information.

“Registered” means registrations, recordations, filings, renewals and applications for any of the foregoing with, granted by or pending before a Governmental Authority or Internet domain name registrar.

“Representatives” of any person shall mean the officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives of such person or any of its Subsidiaries.

“Sanctioned Country” means any country or region that is (or the government of which is) or has been since January 1, 2021, the subject or target of a comprehensive embargo under Sanctions Laws (including, as of the date of this Agreement, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea Region of Ukraine, Cuba, Iran, North Korea, Russia and Syria).

“Sanctioned Person” means any person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (b) any person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (a) of this definition; or (c) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Department of the Treasury, OFAC or the U.S. Department of State), the United Kingdom of Great Britain and Northern Ireland, the European Union or the United Nations Security Council.

“Series A Preferred Director” shall have the meaning set forth in the Company Governing Documents.

“Software” means any and all (a) computer programs, software, systems and code, including software implementation of algorithms, models and methodologies, program interfaces, source-code and object-code; (b) databases, data collections and compilations, operating systems and specifications, data and database management code; (c) utilities, graphical user interfaces, menus, images, icons, forms, methods of processing; (d) documentation, including programmer notes, user manuals and training materials, relating to such computer programs; and (e) in each case of the foregoing clauses (a) through (d), any and all versions, updates, corrections, enhancements and modifications thereof.

“Subsidiary” or “Subsidiaries” of any person shall mean (a) a business company or corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned by such person or by one or more other Subsidiaries of such person, (b) a partnership of which such person or one or more other Subsidiaries thereof is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such person or one or more other Subsidiaries thereof is the managing member and has the power to direct the policies, management and affairs of such company or (d) any other person (other than a business company, corporation, partnership or limited liability company) in which such person or one or more other Subsidiaries of such person has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Systems” means any and all computers, information technology and data processing systems used or held for use by any member of the Company Group, including all Software, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, algorithms, telemetry, charging, communication protocols, hosting, applications, networks (including cloud-based), data, communications facilities, platforms and related equipment and systems, and any and all content included on or in the foregoing, and any and all related documentation associated with each of the foregoing.

“Tax” or “Taxes” means any federal, state, local and non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated and other similar taxes and any other assessment, fee, duty, levy or charge, imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed with respect thereto, whether disputed or not.

“Tax Returns” means any returns, declarations, claims for refund, or information returns or statements, and reports relating to Taxes that are filed with, or required to be filed with, any Governmental Authority, including any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such return, declaration, claim for refund or information return or statement, as well as any schedule or attachment thereto and any amendment thereof.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Willful Breach” means a material breach of, or a material failure to perform, a covenant or other agreement contained in this Agreement, that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(b)            The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acquisition Proposal	§ 6.03(g)(i)
Action	§ 3.11
Adverse Recommendation Change	§ 6.03(d)
Affiliate Transaction	§ 3.21
Agreement	Preamble
Articles of Merger	§ 1.03
Benefits Continuation Period	§ 6.05(a)
Book-Entry Shares	§ 2.02(a)
BVI Act	Recitals
Capitalization Date	§ 3.04(b)
Certificate of Merger	§ 1.03
Closing	§ 1.02
Closing Date	§ 1.02
Company	Preamble
Company Agent	§ 9.09(b)
Company Board	Recitals
Company Board Recommendation	§ 3.22(a)
Company Disclosure Schedule	Article III
Company Leases	§ 3.14(b)
Company Option	§ 2.04(a)
Company Permits	§ 3.07
Company Shareholder Approval	§ 3.22(c)
Company Shares	§ 3.04(a)
Company Termination Fee	§ 8.03(b)(i)
Continued RSU	§ 2.04(e)
Continuing Service Provider	§ 6.05(a)
Cyber Incident	§ 3.20(b)
Data Breach	§ 3.20(a)
Dissenter Consideration	§ 2.06
Dissenting Shareholder	§ 2.06
Dissenting Shares	§ 2.06
Effect	§ 9.03(a)
Effective Time	§ 1.03

Defined Term	Location of Definition
Enforceability Exceptions	§ 3.05
Environmental Laws	§ 3.18(a)
Exchange Act	§ 3.06(b)
Excluded Shares	§ 2.01(b)
GAAP	§ 3.09(b)
Goldman Sachs	§ 3.23
Governmental Authority	§ 3.06(b)
Hazardous Materials	§ 3.18(b)
Indemnified Parties	§ 6.04(a)
Intervening Event	§ 6.03(g)(ii)
IRS	§ 3.12(a)
Latest Balance Sheet	§ 3.09(e)
Law	§ 3.06(a)
Lookback Start Date	§ 3.07
Material Contracts	§ 3.16(a)
Merger	Recitals
Merger Consideration	§ 2.01(b)
Merger Sub	Preamble
Opinion	§ 3.23
Ordinary Shares	§ 3.04(a)
Ordinary Shareholder Approval	§ 3.22(c)
Ordinary Share Consideration	§ 2.01(a)
Other RSU	§ 2.04(d)
Outside Date	§ 8.01(b)
Owned Real Property	§ 3.14(a)
Parent	Preamble
Parent Board	Recitals
Parent Termination Fee	§ 8.03(b)(iv)
party	Preamble
Paying Agent	§ 2.02(a)
Paying Agent Agreement	§ 2.02(a)
Payment Fund	§ 2.02(a)
Plan of Merger	§ 1.03
Pre-Closing Period	§ 5.01(a)
Restricted Cash Award	§ 2.04(d)
Registrar	§ 1.03
SEC	Article III
SEC Reports	§ 3.09(a)
Securities Act	§ 3.09(a)
Series A Shareholder Approval	§ 3.22(c)
Series A Preferred Shares	§ 3.04(a)
Series A Preferred Share Consideration	§ 2.01(b)
Series B Preferred Shares	§ 3.04(a)
Share Certificates	§ 3.04(a)
Shares	§ 2.01(b)

Defined Term	Location of Definition
Superior Proposal	§ 6.03(g)(iii)
Surviving Company	§ 1.01
Surviving Company RSU	§ 2.04(e)
Termination Date	§ 8.01
Trade Control Laws	§ 3.26(d)
Transaction Committee	Recitals
Vested RSU	§ 2.04(c)

Section 9.04         Interpretation and Rules of Construction. When a reference is made in this Agreement to an Exhibit, a Schedule, an Article or a Section, such reference shall be to an Exhibit, a Schedule, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Documents, materials and information are deemed to have been “made available” to (i) Parent and Merger Sub if such documents, materials or information were available for review by Parent or its Representatives through the electronic data room hosted by Datasite Global Corporation and (ii) the Company if such documents, materials or information were delivered electronically to the Company or its Representatives by Parent or its Representatives in connection with the Transactions or, in either case, disclosed in an SEC Report filed and publicly available at least three (3) Business Days prior to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. References to “days” shall mean “calendar days” unless expressly stated otherwise. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified.

Section 9.05         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.06         Disclaimer of Other Representations and Warranties. Parent, Merger Sub and the Company each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III (including and as qualified by the Company Disclosure Schedule), with respect to the Company, and Article IV, with respect to Parent and Merger Sub, which representations and warranties by the Company, Parent and Merger Sub constitute the sole and exclusive representations and warranties of the Company, Parent and Merger Sub in connection with this Agreement or the Transactions, (a) no party makes, no party has made, and no party is relying on or has relied on, any representations or warranties relating to itself or its businesses or otherwise in connection with this Agreement or the Transactions, (b) no person has been authorized by any party to make any representation or warranty relating to such party or its businesses or otherwise in connection with this Agreement or the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives, whether received prior to or after the date of this Agreement, are not and shall not be deemed to be or to include representations or warranties (unless such material or information is the subject of any representation or warranty set forth in this Agreement) and none of Parent or Merger Sub will have any claim against any member of the Company Group, or any of their respective Affiliates, shareholders or Representatives, or any other person with respect thereto.

Section 9.07         Entire Agreement. This Agreement, taken together with the Company Disclosure Schedule and the Confidentiality Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.08         Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent so long as Parent continues to remain liable for all such obligations as if no such assignment had occurred. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.09         No Third-Party Beneficiaries; Appointment of Agent.

(a)            Each of the parties agrees that (i) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the applicable parties, in accordance with and subject to the terms of this Agreement, and (ii) this Agreement is not intended to, and does not, confer upon any person other than the parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except in each case, for (A) Section 6.04 (of which the Indemnified Parties are express third party beneficiaries), and (B) if the Effective Time occurs, the right of the holders of Shares to receive the Merger Consideration in accordance with Article II and the right of holders of Equity Awards to receive the payments contemplated by Section 2.04. Notwithstanding the foregoing, in the event of Parent or Merger Sub’s Willful Breach of this Agreement or Fraud, then the shareholders of the Company, acting solely through the Company Agent (as defined below), shall be entitled to pursue specific performance as set forth in Section 9.10, or, if specific performance is not sought or granted as a remedy, damages (which may include the benefit of the bargain lost by the shareholders of the Company); provided that the rights granted pursuant to this sentence shall be enforceable only by the Company Agent, on behalf of and as agent for the shareholders of the Company, in the Company Agent’s sole discretion, and in no event shall any such shareholder of the Company be entitled to enforce any of their rights, or any of Parent or Merger Sub’s obligations, under this Agreement, including in the event of any such Willful Breach of this Agreement or Fraud, but rather the Company Agent shall have the sole and exclusive right to do so.

(b)            For purposes of efficiency and administrability, in order to enforce such third party beneficiary rights set forth in Section 9.09(a), to the fullest extent permitted by Law, the adoption of this Agreement by the holders of Shares shall be deemed to constitute the designation of the Company as the sole and exclusive agent of the holders of Shares prior to the Closing (the “Company Agent”), with the right, on behalf of such holders, to pursue and recover any remedies, damages or other amounts, whether in Law or in equity, to which such holders may be entitled arising out of this Agreement, under which designation, the rights granted pursuant to this Section 9.09 and Section 8.02 with respect to the recovery of damages based on the losses suffered by the shareholders of the Company (including the loss of the economic benefit of the bargain of the Transactions to the shareholders of the Company) shall be enforceable on behalf of the shareholders of the Company only by the Company in accordance with Section 9.09(a); provided that, in such capacity as sole and exclusive agent for the shareholders of the Company, the Company shall (i) be entitled to reimbursement (from the shareholders of the Company) from any such recovery of damages of its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees determined by reference to standard hourly rates) that have been incurred by the Company in connection with acting as sole and exclusive agent for the shareholders of the Company pursuant to Section 9.09 and (ii) not be liable to the shareholders of the Company for any action taken, suffered or omitted to be taken by it in good faith except to the extent that the Company’s gross negligence or willful misconduct was the cause of any direct loss to the shareholders of the Company.

Section 9.10         Remedies; Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as limited by Section 8.03) to (i) specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each party further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party hereby waives and agrees not to assert any objections to any remedy referred to in this Section 9.10 (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity).

Section 9.11         Governing Law.

(a)            This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another jurisdiction other than the State of Delaware to otherwise govern this Agreement; provided that, (i) the provisions of the BVI Act applicable to the authorization, effectiveness and effects of the Merger will apply to the Merger and (ii) the applicable Law of the British Virgin Islands shall apply to the standard of conduct governing the acts by the Company Board and the Transaction Committee in connection with this Agreement, including with respect to compliance with statutory and fiduciary duties.

(b)            The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined exclusively in the Delaware Court of Chancery; provided that if the Delaware Court of Chancery does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the United States District Court for the District of Delaware. Consistent with the preceding sentence, each of the parties hereby (i) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by either party; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 9.02; and (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.02 shall be deemed effective service of process on such party.

Section 9.12         Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13         Amendment. This Agreement may be amended by the parties by action taken by or on behalf of the Company Board (acting upon the recommendation of the Transaction Committee) or Parent Board, as applicable, at any time prior to the Effective Time; provided that, after receipt of the Company Shareholder Approval, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or that would otherwise require the approval of the shareholders of the Company under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

Section 9.14         Waiver. At any time prior to the Effective Time, any party may (a) extend the time for the performance of any obligation or other act of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 9.15         Company Disclosure Schedule. The parties agree that any reference in a particular section or subsection of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other section or subsection of the Company Disclosure Schedule to which such information reasonably relates as though fully set forth in such other section or subsection to the extent the applicability and relevance of such information to such other section or subsection is reasonably apparent on the face of such disclosure. Certain items and matters may be listed in the Company Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty (a) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would constitute a Company Material Adverse Effect and (b) shall not be construed as an admission by the Company of any non-compliance with, or violation of, any third party rights (including any Intellectual Property rights) or any Law or Order of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement. Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any Contract or agreement, Law or Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

Section 9.16         Counterparts; Electronic Signatures. This Agreement may be executed and delivered in counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by a scanned page via email (including by any electronic signature complying with the U.S. ESIGN Act of 2000 (e.g., DocuSign)) shall be effective as delivery of a manually executed counterpart to this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MIH Internet Holdings B.V.

By	/s/ Serge de Reus
Name:	Serge de Reus
Title:	Director
Signing Location: Eindhoven

MIH Investments Merger Sub Limited

By	/s/ Wayne Benn
Name:	Wayne Benn
Title:	Director
Signing Location: Cape Town

[Signature Page to Agreement and Plan of Merger]

DESPEGAR.COM, CORP.

By	/s/ Damián Scokin
Name:	Damián Scokin
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF ARTICLES OF MERGER

[Attached]

ARTICLES OF MERGER

SECTION 171 OF THE BVI BUSINESS COMPANIES ACT

These Articles of Merger are executed on                              , 2025 by Despegar.com, Corp., a BVI business company incorporated under the laws of the British Virgin Islands with company number 1936519 (the “Company”) and MIH Investments Merger Sub Limited, a BVI business company incorporated under the laws of the British Virgin Islands with company number 2165599 (“Merger Sub”) pursuant to the provisions of section 171 of the BVI Business Companies Act (Revised Edition 2020) (as amended) (the “Act”), and WITNESSETH as follows:

1.	The Company and Merger Sub hereby adopt the Plan of Merger, a copy of which is annexed hereto, with the intent that Merger Sub shall merge with and into the Company, with the Company being the surviving company of the merger (the “Surviving Company”) and that the merger shall be effective on the date that these Articles of Merger are registered by the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”).

2.	The Company was incorporated under the Act on February 10, 2017 with company number 1936519.

3.	Merger Sub was incorporated under the Act on 18 December 2024 with company number 2165599.

4.	The memorandum of association and articles of association of the Company were first registered by the Registrar on February 10, 2017 (and were last amended and restated on December 11, 2023).

5.	The memorandum of association and articles of association of Merger Sub were first registered by the Registrar on 18 December 2024 and have not been amended.

6.	The merger and Plan of Merger were approved by the board of directors of the Company on December [22], 2024 and authorized by a resolution of the members of the Company adopted at a meeting of the members held on [●], 2025 [and a resolution approved by the sole holder of all of the Series A Preferred Shares of the Company adopted at a class meeting of the holders of the Series A Preferred Shares on [●], 2025][1].

7.	The merger and Plan of Merger were approved by the board of directors of Merger Sub on December [●], 2024 and authorized by a written resolution of the sole member of Merger Sub on December [●], 2024.

8.	The memorandum of association and articles of association of the Company shall be the memorandum of association and articles of association of the Surviving Company.

9.	The Company and Merger Sub have each complied with all the provisions of the laws of the British Virgin Islands to enable them to merge upon the date on which these Articles of Merger are registered by the Registrar.

10.	These Articles of Merger may be executed in counterparts which, when taken together, shall constitute one instrument.

11.	These Articles of Merger shall be governed by, and construed in accordance with, the laws of the British Virgin Islands.

[1]	[Note to draft: To be included if Series A Preferred Shareholder Approval is obtained and in effect at the Closing Date (as contemplated by section 2.01(b)(i) of the Merger Agreement). To be removed if the Series A Preferred Shareholder Approval is not obtained and Series A Preferred Shares will remain outstanding as contemplated by section 2.01(b)(ii) of the Merger Agreement.]

[Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused these Articles of Merger to be executed on this ____________________________.

)
SIGNED for and on behalf of	)
Despegar.com, Corp.	)
By:	)
Title: Director	)
)

)
SIGNED for and on behalf of	)
MIH Investments Merger Sub Limited	)
By:	)
Title: Director	)
)

EXHIBIT B

FORM OF PLAN OF MERGER

[Attached]

PLAN OF MERGER

SECTION 170 OF THE BVI BUSINESS COMPANIES ACT

This Plan of Merger is made between Despegar.com, Corp., a BVI business company incorporated under the laws of the British Virgin Islands with company number 1936519 (the “Company”) and MIH Investments Merger Sub Limited, a BVI business company incorporated under the laws of the British Virgin Islands with company number 2165599 (“Merger Sub”) pursuant to the provisions of section 170 of the BVI Business Companies Act (Revised Edition 2020) (as amended) (the “Act”).

WHEREAS each of the Company and Merger Sub is a BVI business company existing under and by virtue of the Act, and each is entering into this Plan of Merger pursuant to the provisions of section 170 of the Act;

WHEREAS the board of directors of each of the Company and Merger Sub has determined that it is advisable and fair to, and in the best interests of, such company and its respective members that Merger Sub be merged with and into the Company, with the Company being the surviving company of the merger; and

WHEREAS it is intended that the merger shall become effective at the time the Articles of Merger accompanying this Plan of Merger are registered by the Registrar of Corporate Affairs (the "Registrar") (the "Effective Time").

NOW THEREFORE THIS PLAN OF MERGER PROVIDES AS FOLLOWS:

1.	The constituent companies to the merger are the Company and Merger Sub.

2.	The surviving company of the merger is the Company (the “Surviving Company”).

3.	The Company has [●] shares of no par value in issue made up of [●][2] ordinary shares of no par value (the “Ordinary Shares”) and 150,000 series A preferred shares of no par value (the “Series A Preferred Shares”). The Ordinary Shares are entitled to vote on the merger together as a single class [and a separate class approval of a majority of the Series A Preferred Shares is also required for the merger][3]. [The Series A Preferred Shares are not entitled to vote on the merger, but the holders thereof have received notice of the meeting of members to approve the Plan of Merger and a copy of this Plan of Merger in accordance with section 170(5)(b) of the Act.[4]

4.	Merger Sub has [●][5] shares of no par value of a single class in issue (“Merger Sub Shares”), all of which are entitled to vote on the merger as one class.

5.	Upon the merger, the separate corporate existence of Merger Sub shall cease and the Surviving Company shall become the owner, without further action, of all the assets, property, rights, privileges, immunities, powers, objects and purposes of the constituent companies and the Surviving Company shall become subject to all claims, debts, liabilities and obligations of the constituent companies to the merger, in each case in accordance with the Act.

[2]	[Note to draft: to be updated just before filing (e.g. to include any pre-closing option exercises).]
[3]	[Note to draft: To be included if Series A Preferred Shares will be canceled (as contemplated by section 2.01(b)(i) of the Merger Agreement). To be removed if the Series A Preferred Shareholder Approval is not obtained and the Series A Preferred Shares will remain outstanding as contemplated by section 2.01(b)(ii) of the Merger Agreement.]
[4]	[Note to draft: To be included if Series A Preferred Shares will remain outstanding as contemplated by section 2.01(b)(ii) of the Merger Agreement. To be removed if the Series A Preferred Shareholder Approval is obtained and Series A Preferred Shares will be canceled as contemplated by section 2.01(b)(ii) of the Merger Agreement.]
[5]	[Note to draft: to be updated just before filing (e.g. to include any pre-closing share issuances).]

6.	The terms and conditions of the merger, including the manner and basis of cancelling, reclassifying or converting shares in each constituent company shall be as follows:

a.	Each Ordinary Share issued and outstanding immediately prior to the Effective Time [(the “Shares”)][6], other than Ordinary Shares to be canceled in accordance with paragraph 6(c) of this Plan of Merger or Dissenting Shares (defined below) (collectively, the “Excluded Shares”), shall be canceled and shall be converted automatically into the right to receive $[●] in cash, without interest (the “[Ordinary Share]/[Merger][7] Consideration”) and at the Effective Time the holders thereof will cease to be members and shareholders (and will not be a member or shareholder of the Surviving Company) and to have any rights as members or shareholders with respect to such Shares other than the right to receive the [Ordinary Share]/[Merger] Consideration.

b.	[Each Series A Preferred Share issued and outstanding immediately prior to the Effective Time (together with the Ordinary Shares, the "Shares"), shall be canceled and shall be converted automatically into the right to receive a cash price per Series A Preferred Share equal to (a) the product of (x) 110.0% and (y) the sum of (i) $1,000 per Series A Preferred Share and (ii) any Accrued Dividends (as defined in the memorandum of association of the Company) per Series A Preferred Share, plus (b) without duplication, any accrued and unpaid Dividends (as defined in the memorandum of association of the Company) to, but excluding, the date upon which the merger contemplated by this Plan of Merger is registered by the Registrar (the "Series A Preferred Share Consideration" and together with the Ordinary Share Consideration, the "Merger Consideration").]8 / [Each Series A Preferred Share issued and outstanding immediately prior to the Effective Time shall remain outstanding as a Series A Preferred Share of the Surviving Company and shall be unaffected by the Merger.][9]

c.	Each Share held in treasury by the Company or owned by any direct or indirect wholly owned subsidiary of the Company and each Share owned by Merger Sub, MIH Internet Holdings B.V. (“Parent”) or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled for no consideration (and without any conversion thereof and no payment or distribution shall be made with respect thereto) and at the Effective Time the holders thereof will cease to be members and shareholders (and will not be a member or shareholder of the Surviving Company) and to have any rights as members or shareholders with respect to such Shares.

d.	If a holder of Shares (a “Dissenting Shareholder”) properly demands in writing, and does not withdraw or lose, its dissenters’ rights for such Shares, in accordance with section 179 of the Act (the “Dissenting Shares”) and otherwise complies with all provisions of the Act relevant to the exercise and perfection of dissenters’ rights, then such Shares shall not be converted into the right to receive the Merger Consideration, and the Dissenting Shareholder shall be entitled to receive an amount for such Dissenting Shares calculated in accordance with section 179 of the Act (the “Dissenter Consideration”). From and after the Effective Time, the Dissenting Shares will automatically be cancelled as a result of the merger and will cease to exist or be outstanding and each shareholder who has properly exercised such dissenters’ rights will cease to be a member or shareholder of the Company (and will not be a member or shareholder of the Surviving Company) and will not have any rights of a member or shareholder of the Company or the Surviving Company with respect to the Dissenting Shares (including any right to receive such holder’s portion of the Merger Consideration), except the right to receive payment of the Dissenter Consideration (unless, after the Effective Time, such holder fails to perfect or withdraws or otherwise loses his, her or its right to dissent, in which case the Dissenting Shares will only have the right to receive the Merger Consideration, without interest thereon).

[6]	[Note to draft: Definition to be included if Series A Preferred Shares will remain outstanding as contemplated by section 2.01(b)(ii) of the Merger Agreement. To be removed if the Series A Preferred Shareholder Approval is obtained and Series A Preferred Shares will be canceled as contemplated by section 2.01(b)(i) of the Merger Agreement. In the latter case the definition of “Shares” will include Series A Preferred Shares as per paragraph 6(b) of the Plan of Merger.]
[7]	[Note to draft: “Ordinary Share Consideration only to be used if there will be “Preferred Share Consideration” (i.e. where the Preferred Shares will be canceled as contemplated by section 2.01(b)(i) of the Merger Agreement). Otherwise the term “Merger Consideration” shall be used.]
[8]	[Note to draft: To be included if Series A Preferred Shares will be canceled (as contemplated by section 2.01(b)(i) of the Merger Agreement). To be removed if the Series A Preferred Shareholder Approval is not obtained and the Series A Preferred Shares will remain outstanding as contemplated by section 2.01(b)(ii) of the Merger Agreement.]
[9]	[Note to draft: To be included if Series A Preferred Shares will remain outstanding as contemplated by section 2.01(b)(ii) of the Merger Agreement. To be removed if the Series A Preferred Shareholder Approval is obtained and Series A Preferred Shares will be canceled as contemplated by section 2.01(b)(i) of the Merger Agreement.]

e.	Each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable ordinary share, without par value, of the Surviving Company.

7.	The memorandum of association and articles of association of the Company shall be the memorandum of association and articles of association of the Surviving Company.

8.	The merger shall be effective on the date on which the Articles of Merger relating to the merger are registered by the Registrar of Corporate Affairs.

9.	This Plan of Merger may be executed in counterparts which, when taken together, shall constitute one instrument.

12.	This Plan of Merger shall be governed by, and construed in accordance with, the laws of the British Virgin Islands.

[Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Plan of Merger to be executed on ________________________.

)
SIGNED for and on behalf of	)
Despegar.com, Corp.	)
By:	)
Title: Director	)
)

)
SIGNED for and on behalf of	)
MIH Investments Merger Sub Limited	)
By:	)
Title: Director	)
)

EXHIBIT C

FORM OF VOTING AND SUPPORT AGREEMENT

[Attached]

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (as the same may be amended from time to time in accordance with its terms, this “Agreement”), dated as of December 23, 2024, by and among the Persons listed on Schedule A hereto (each a “Shareholder” and collectively, the “Shareholders”) in each such person’s capacity as a shareholder of Despegar.com, Corp., a British Virgin Islands business company with limited liability with BVI company number 1936519 (the “Company”), and MIH Internet Holdings B.V., a Netherlands private limited liability company (besloten vennootschap) (“Parent”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

WHEREAS, in order to induce Parent and MIH Investments Merger Sub Limited, a British Virgin Islands business company with limited liability with BVI company number 2165599 and a wholly owned subsidiary of Parent (“Merger Sub”) to enter into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) with the Company, Parent has requested each Shareholder, and each Shareholder has agreed, to enter into this Agreement with respect to the number of Shares and the number of Series A Preferred Shares that such Shareholder beneficially owns and are set forth next to such Shareholder’s name on Schedule A hereto (together with such additional Shares or voting securities of which such Shareholder acquires record or beneficial ownership after the date hereof, such Shareholder’s “Subject Shares”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

Grant of Proxy; Voting Agreement

Section 1.01. Voting Agreement. Beginning on the date hereof until the Expiration Date (as defined below), each Shareholder hereby irrevocably and unconditionally agrees that at any meeting of the shareholders of the Company, including the Company Shareholders’ Meeting, however called, and at any adjournment thereof, at which the Merger Agreement, the Plan of Merger (or any amended version thereof), or the transactions contemplated thereby are submitted for the consideration and vote of the shareholders of the Company, and, if applicable, in connection with any written consent of the shareholders of the Company, or in any other circumstance in which the vote, consent (if applicable) or other approval of the shareholders of the Company is sought, each Shareholder shall, in each case to the fullest extent that its Subject Shares are entitled to vote thereon or, if applicable, consent thereto, (a) appear at such meeting or otherwise cause its Subject Shares to be counted as present thereat for purposes of calculating a quorum, (b) vote (or cause to be voted), in person or by proxy, or, if applicable, deliver (or cause to be delivered) a written consent with respect to all Subject Shares that such Shareholder is entitled to vote at the time of any vote or, if applicable, action by written consent (i) in favor of the approval and authorization (as applicable) of the Merger Agreement, the Plan of Merger (or any amended version thereof), the Merger, the Transactions and any actions related thereto, (ii) in favor of any proposal to adjourn a meeting of the shareholders of the Company to solicit additional proxies in favor of the approval and authorization (as applicable) of the Merger Agreement, the Plan of Merger (or any amended version thereof), the Merger, the Transactions and any actions related thereto, and (iii) against any (1) Acquisition Proposal, (2) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company (except as contemplated by the Merger Agreement), (3) action or agreement the consummation of which would reasonably be expected to interfere with, prevent or delay the consummation of the Transactions, (4) any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Shareholder contained in this Agreement, and (5) any change in the membership of the Company Board unless approved by Parent. Any Shareholder acting by written consent shall provide the Company and Parent with at least five Business Days’ written notice prior to signing the action proposed to be taken by written consent with respect to any Subject Shares. Without limitation to the generality of the foregoing and subject to the terms of this Agreement, with respect to each Shareholder holding Series A Preferred Shares, such Shareholder further irrevocably and unconditionally agrees that it shall vote (or cause to be voted), in person or by proxy, or if applicable, execute and deliver (or cause to be delivered) to Parent and the Company a written consent with respect to all Series A Preferred Shares that such Shareholder is entitled to vote at the same time of any vote or, if applicable, action by written consent, in favor of the Series A Preferred Shareholder Approval and sign and deliver any action proposed to be taken by written consent with respect to any Subject Shares in relation to providing class consent to any actions required in respect of the Merger Agreement, the Articles of Merger, the Plan of Merger, all agreements related to the Merger, any removal of a Series A Preferred Director (as defined in the memorandum and articles of association of the Company), each of which as required to permit the Company Board to be composed of only those directors contemplated by the Merger Agreement at the Effective Time. Each Shareholder holding Series A Preferred Shares shall (i) act in good faith and cooperate with the Company to enable the Preferred Shareholder Meeting to be held as soon as reasonably practicable (and on short notice to the extent practicable) and by conference call and/or videoconference (as convenient); and (ii) attend the Preferred Shareholder Meeting for the purposes of providing the Series A Preferred Shareholder Approval as contemplated by the Merger Agreement. No reference in the Merger Agreement to the Series A Preferred Shareholder Approval not being obtained shall relieve any Shareholder holding Series A Preferred Shares from providing the Series A Shareholder Approval.

Section 1.02. Irrevocable Proxy. Each Shareholder hereby revokes any and all previous proxies granted with respect to its Subject Shares (and such Shareholder hereby represents that any such prior proxy is revocable). By entering into this Agreement, such Shareholder hereby grants a proxy appointing Parent as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name, to vote, express consent (if applicable) or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as Parent or its proxy or substitute shall, in Parent’s sole discretion, deem proper with respect to the Subject Shares if such Shareholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement with respect to its Subject Shares solely with respect to the matters set forth in Section 1.01. The proxy granted by such Shareholder pursuant to this Article 1 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by such Shareholder shall be automatically revoked upon the Expiration Date. Each Shareholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Section 1.02. Each Shareholder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy. Each Shareholder hereby agrees not to grant any proxy during the term of this Agreement with respect to any Subject Shares that is inconsistent with the proxy granted pursuant to this Section 1.02. Any attempt by such Shareholder to grant a proxy, vote, consent (if applicable) or express dissent with respect to (or otherwise to utilize the voting power of) its Subject Shares in a manner inconsistent with the proxy granted pursuant to this Section 1.02 shall be null and void ab initio.

ARTICLE 2

Representations and Warranties of Shareholders

Each Shareholder on its own behalf represents and warrants to Parent, severally and not jointly, as of the date hereof with respect to such Shareholder, that:

Section 2.01. Corporate Authorization; Binding Agreement. The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are within the organizational or individual powers of such Shareholder and have been duly authorized by all necessary action on the part of such Shareholder. This Agreement constitutes a legal, valid and binding Agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject, in the case of enforceability, to the Enforceability Exceptions. If such Shareholder is married and the Subject Shares set forth on Schedule A hereto opposite such Shareholder’s name constitute community property under applicable Law, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Shareholder’s spouse. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement. Other than as provided in the Merger Agreement and except for any filings by such Shareholder with the SEC, the execution, delivery and performance by such Shareholder of this Agreement does not require any action by or in respect of, or any notice, report or other filing by such Shareholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Authority, other than any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, prevent, delay or impair or otherwise materially and adversely impact such Shareholder’s ability to perform its obligations hereunder.

Section 2.02. Non-Contravention. The execution, delivery and performance by such Shareholder of this Agreement and the performance of its obligations hereunder do not and will not (i) if such Shareholder is an entity, violate the certificate of incorporation or bylaws (or other comparable organizational documents) of such Shareholder, (ii) violate any applicable Law, (iii) require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any Contract to which such Shareholder is a party, in each case of this clause (iii), other than such consents, payments, notices to, or other actions that (A) have been duly obtained prior to the execution and delivery of this Agreement or (B) would not reasonably be expected to, individually or in the aggregate, prevent, delay or impair such Shareholder’s ability to perform its obligations hereunder or (iv) result in the creation or imposition of any Lien (other than Permitted Liens and any Liens created by this Agreement) on any asset of such Shareholder (including the Subject Shares).

Section 2.03. Ownership of Shares. Such Shareholder is the sole record and beneficial owner of the Subject Shares, free and clear of any Liens, rights, understandings or arrangements or any other limitations or restrictions whatsoever, including any restriction on the right to vote or otherwise dispose of the Subject Shares (other than Permitted Liens and any Liens created by this Agreement). Except for this Agreement, none of the Subject Shares is subject to any voting trust or other Contract with respect to the voting of such Subject Shares. Except as provided in Article 1 of this Agreement, such Shareholder has, and will have at all times during the term of this Agreement, the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, such Shareholder’s Subject Shares, and there are no Contracts of any kind, contingent or otherwise, obligating such Shareholder to Transfer, or cause to be Transferred, any of its Subject Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Shareholder’s Subject Shares. Except for this Agreement, none of such Shareholder’s Subject Shares are subject to any voting agreement, voting trust or other Contract, including any proxy, consent or power of attorney. For purposes of this Agreement, “beneficial ownership” and “beneficially own” and similar terms have the meaning set forth in Rule 13d-3 under the U.S. Securities Exchange Act of 1934.

Section 2.04. Total Shares. Except for its Subject Shares set forth on Schedule A hereto, such Shareholder does not beneficially own any Equity Interests of the Company.

Section 2.05. Reliance. Such Shareholder acknowledges that such Shareholder is a sophisticated investor with respect to its Subject Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and the Merger Agreement and has, independently and without reliance upon any other Person, and based on such information as such Shareholder has deemed appropriate, made his, her or its own analysis and decision to enter into this Agreement. Such Shareholder acknowledges that it has had the opportunity to seek independent legal advice from legal counsel of such Shareholder’s own choosing prior to executing this Agreement.

Section 2.06. Absence of Litigation. Such Shareholder represents that there is no Action pending or, to the knowledge of such Shareholder, threatened against or affecting (i) such Shareholder or any of its properties or assets (including such Shareholder’s Subject Shares) or (ii) any of its controlled Affiliates or any of their respective properties or assets, in each case before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to, individually or in the aggregate, prevent or delay or impair the consummation by such Shareholder of the transactions contemplated by this Agreement or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder in a timely manner.

Section 2.07. Other Agreements. Except for this Agreement, such Shareholder represents that such Shareholder has not taken any action that would or would reasonably be expected to (i) constitute or result in a breach hereof, (ii) make any representation or warranty of such Shareholder set forth in this Agreement untrue or incorrect, or (iii) have the effect of preventing such Shareholder from performing any of its obligations under this Agreement.

Section 2.08. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder in such Shareholder’s capacity as such.

Section 2.09. No Other Representations. Such Shareholder acknowledges and agrees that other than the representations expressly set forth in this Agreement, Parent has not made, and is not making, any representations or warranties to such Shareholder with respect to Parent, the Merger Agreement or any other matter. Such Shareholder hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

ARTICLE 3

Representations and Warranties of Parent

Parent represents and warrants to each Shareholder as follows:

Section 3.01. Corporation Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject, in the case of enforceability, to the Enforceability Exceptions.

Section 3.02. Non-Contravention. The execution, delivery and performance by Parent of this Agreement and the performance of its obligations hereunder do not and will not (i) violate the deed of incorporation and articles of association of Parent, (ii) violate any applicable Law, (iii) require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Parent is entitled under any provision of any Contract to which Parent is a party, in each case of this clause (iii), other than such consents, payments, notices to, or other actions that (A) have been duly obtained prior to the execution and delivery of this Agreement or (B) would not reasonably be expected to, individually or in the aggregate, prevent, delay or impair Parent’s ability to perform its obligations hereunder.

Section 3.03. No Other Representations. Parent acknowledges and agrees that other than the representations expressly set forth in this Agreement, each Shareholder has not made, and is not making, any representations or warranties to Parent with respect to such Shareholder, the Merger Agreement or any other matter. Parent hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

ARTICLE 4

Covenants of Shareholders

Each Shareholder hereby covenants and agrees that:

Section 4.01. No Proxies for or Encumbrances on Subject Shares.

(a)            Except pursuant to the terms of this Agreement, such Shareholder shall not, without the prior written consent of Parent, directly or indirectly, (i) grant any proxies, powers of attorney, or any other authorizations or consents, or enter into any voting trust or other Contract with respect to the voting of any Subject Shares, (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any Contract with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of (including by gift, and whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise, and including pursuant to any derivative transaction), any Subject Shares (or any beneficial ownership therein or portion thereof) during the term of this Agreement or consent to any of the foregoing (each, a “Transfer” (which defined term includes derivations of such defined term)), (iii) otherwise permit any Liens to be created on any of such Shareholder’s Subject Shares or (iv) enter into any Contract with respect to the direct or indirect Transfer of any of such Shareholder’s Subject Shares; provided that nothing herein shall prohibit a Shareholder from the following: (A) if such Shareholder is an individual, make Transfers of the Subject Shares (w) to any trust for the direct benefit of such Shareholder or the immediate family of such Shareholder, (x) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such Shareholder, (y) by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement, or (z) to the Company to cover tax withholding obligations of such Stockholder in connection with the vesting of any Company RSU, provided that the underlying Subject Shares held by such Shareholder shall continue to be subject to the restrictions and obligations set forth in this Agreement, or (B) Transfer Subject Shares to an Affiliate controlled by funds holding such Shareholder’s Subject Shares (any such Transfer, a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in writing to be bound by each of the terms of, and to assume all of the obligations of such Shareholder under, this Agreement with respect to the Subject Shares so Transferred by executing and delivering a joinder agreement, in form and substance reasonably acceptable to Parent.

(b)            Such Shareholder hereby agrees that this Agreement and the obligations hereunder shall attach to such Shareholder’s Subject Shares and shall be binding upon any Person to which legal or beneficial ownership shall pass, whether by operation of law or otherwise including its successors or permitted assigns and if any involuntary Transfer of any of such Shareholder’s Subject Shares shall occur (including a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shareholder’s Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement as such Shareholder for all purposes hereunder. Such Shareholder agrees that it shall not, and shall cause each of its controlled Affiliates not to, become a member of a “group” (as defined under Section 13(d) of the Exchange Act) with respect to any equity interests in the Company for the purpose of opposing or competing with or taking any actions inconsistent with the Transactions. Each Shareholder hereby agrees not to request that the Company register the Transfer of any certificate or uncertificated interest representing any or all of the Subject Shares and each Shareholder authorizes the Company to impose stop orders to prevent the Transfer of any of such Shareholder’s Subject Shares in violation of this Agreement (and to refuse to record any such Transfer in the Company’s register of members). Such Shareholder shall not seek or solicit any such Transfer and agrees to notify Parent promptly, and to provide all details requested by Parent, if such Shareholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

Section 4.02. Other Offers.

(a)            No Shareholder shall take any action that the Company would then be prohibited from taking under Section 6.03 of the Merger Agreement.

(b)            Notwithstanding anything to the contrary in this Section 4.02, any Shareholder who is a director of the Company shall be entitled to participate with the Company and its Representatives in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with an Acquisition Proposal or a Superior Proposal to the extent that the Company is permitted to engage in such negotiations or discussions in accordance with Section 6.03 of the Merger Agreement.

Section 4.03. Appraisal Rights. Each Shareholder hereby irrevocable waives and agrees not to exercise any rights (including under Section 179 of the BVI Act) it may have to demand appraisal, dissent or any similar or related matter with respect to any Subject Shares that may arise with respect to the Merger.

Section 4.04. Actions. Each Shareholder hereby agrees not to commence or participate in any Action or claim, whether derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective Affiliates, or their respective boards of directors or members thereof or officers, relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, or the consummation of the Transactions, including any such claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, or (ii) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the Transactions, and such Shareholder hereby agrees to take all actions necessary to opt out of any class in any class action relating to the foregoing; provided that the foregoing shall not limit a Shareholder from (A) participating as a defendant or asserting counterclaims in response to any claims commenced against such Shareholder relating to this Agreement, the Merger Agreement or the Transactions or (B) asserting a claim against Parent or Merger Sub for breach of this Agreement or, to the extent permitted by the Merger Agreement and applicable Law, the Merger Agreement.

Section 4.05. Notice of Certain Events. Each Shareholder shall promptly notify Parent of any fact, change or development occurring or arising after the date hereof that causes, or would reasonably be expected to cause, any breach of any representation, warranty, covenant or agreement of such Shareholder hereunder.

Section 4.06. Adverse Actions. Each Shareholder hereby covenants and agrees that such Shareholder shall not, at any time prior to the Expiration Date, (a) take, agree or commit to take any action that could reasonably be expected to make any representation and warranty of such Shareholder contained in this Agreement inaccurate in any material respect as of any time during the term of this Agreement, (b) fail to take all reasonable action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time or (c) take any action that would prevent, delay, or would reasonably be expected to delay in any material respect the Transactions.

Section 4.07. Adjustments. In the event of any share split, division of shares, share dividend or distribution, reorganization, recapitalization, readjustment, reclassification, combination, exchange of shares or the like of the shares of the Company on, of or affecting the Subject Shares, then the terms of this Agreement shall apply to the Company Securities received in respect of the Subject Shares by such Shareholder immediately following the effectiveness of the events described in this Section 4.07, as though they were Subject Shares hereunder.

Section 4.08. Directors and Officers. Nothing in this Agreement shall limit or restrict any Shareholder who serves as a director or officer of the Company or any of its Subsidiaries in acting in his or her capacity as a director or as an officer, as applicable, of the Company or such Subsidiary, as applicable, it being understood that this Agreement applies to each Shareholder solely in his or her capacity as a shareholder of the Company and does not apply to, and shall not limit or affect in any manner, any such Shareholder’s actions, omissions, judgments or decisions as a director or officer, as applicable, of the Company or any of its Subsidiaries, including any action permitted by Section 6.03 of the Merger Agreement, and no such action, omission, judgment or decision, in such Shareholder, affiliate or designee’s capacity as member of the director or officer of the Company or any of its Subsidiaries shall violate any of such Shareholder’s agreements or obligations under this Agreement. Parent shall not assert any claim that any action taken by such Shareholder in his capacity as a director or officer of the Company or any of its Subsidiaries violates any provision of this Agreement.

Section 4.09. Disclosure. Each Shareholder shall permit Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document Parent or the Company determines to be necessary or desirable in connection with the Merger and the Transactions, such Shareholder’s identity and ownership of Subject Shares and the nature of such Shareholder’s commitments and obligations under this Agreement.

Section 4.10. Additional Shares. In the event that any Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting interests with respect to the Company, such Shares or voting interests shall, without further action of the parties, be deemed Subject Shares and subject to the provisions of this Agreement, the number of Shares held by such Shareholders shall be deemed amended accordingly, and such Shares or voting interests shall automatically become subject to the terms of this Agreement. Each Shareholder shall promptly notify Parent of any such event.

ARTICLE 5

Miscellaneous

Section 5.01. Other Definitional and Interpretative Provisions. When a reference is made in this Agreement to a Schedule, an Article or a Section, such reference shall be to a Schedule, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. References to “days” shall mean “calendar days” unless expressly stated otherwise. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified.

Section 5.02. Further Assurances. Parent and each Shareholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 5.03. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the relevant Shareholder, and Parent shall have no authority to exercise any power or authority to direct any Shareholder in the voting or disposition of any of the Subject Shares, except as otherwise provided herein.

Section 5.04. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service or by email transmission (upon confirmation of receipt and provided that if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided that no “bounce back” or similar message of non-delivery is received with respect thereto) or if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non- delivery is received with respect thereto, the Business Day following the date of transmission) to the respective parties at the following coordinates (or at such other coordinates for a party as shall be specified in a notice given in accordance with this Section 5.04):

if to Parent, to:

MIH Internet Holdings B.V.

Symphony Offices

Gustav Mahlerplein 5

1082 MS

Amsterdam, Netherlands

Attention:     The Directors

Email:             *******

with a copy (which shall not constitute notice) to:

MIH Internet Holdings B.V.

Symphony Offices

Gustav Mahlerplein 5

1082 MS

Amsterdam, Netherlands

Attention:     Wayne Benn

Nick Conway

Email:             *******

*******

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:      Louis Goldberg

Lee Hochbaum

Email:              *******

*******

if to any Shareholder, to the address set forth on Schedule A opposite the name(s) of such Shareholder(s), with a copy to (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, NY 10022

Attention:      George Karafotias

Sean Skiffington

Email:             *******

*******mailto:

Section 5.05. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall automatically terminate without further action of any party hereto upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) as to any Shareholder, any amendment to the Merger Agreement that reduces the amount of or changes the form of, or imposes any material restrictions or conditions on the payment of, the Merger Consideration or extends the Outside Date, in each case, unless such amendment has been consented to by such Shareholder, or (iv) the mutual written agreement of each party to this Agreement (any such date under clauses (i) through (iii) being referred to herein as the “Expiration Date”). Notwithstanding the foregoing, (i) the provisions set forth in this Article 5 shall survive the termination of this Agreement and (ii) no termination of this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for such party’s material breach of, or material failure to perform, a covenant or other agreement contained in this Agreement, that is a consequence of an act or omission undertaken by such breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement that occurred prior to the Expiration Date.

Section 5.06. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.07. Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 5.08. Governing Law. This Agreement, including any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance thereof or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state; provided that, (i) the provisions of the BVI Act applicable to the authorization, effectiveness and effects of the Merger will apply to the Merger and (ii) the applicable Law of the British Virgin Islands shall apply to the standard of conduct governing the acts by the Company Board and the Transaction Committee in connection with this Agreement, including with respect to compliance with statutory and fiduciary duties.

Section 5.09. Jurisdiction. The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined exclusively in the Delaware Court of Chancery; provided that if the Delaware Court of Chancery does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the United States District Court for the District of Delaware. Consistent with the preceding sentence, each of the parties hereby (i) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by either party; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 5.04; and (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 5.04 shall be deemed effective service of process on such party.

Section 5.10. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.10.

Section 5.11. Counterparts; Effectiveness. This Agreement may be executed and delivered in counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by a scanned page via email (including by any electronic signature complying with the U.S. ESIGN Act of 2000 (e.g., DocuSign)) shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 5.12. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 5.13. Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each party further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party hereto hereby waives and agrees not to assert any objections to any remedy referred to in this Section 5.13 (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity).

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

MIH INTERNET HOLDINGS B.V.

By:
Name:
Title:

[SHAREHOLDER]

By:
Name:
Title:

[Voting and Support Agreement Signature Page]

Schedule A

Name of Shareholder	Subject Shares	Address for Notices (including email)
LCLA Daylight LP	7,992,759 Shares 150,000 Series A Preferred Shares	LCLA Daylight LP c/o Catterton Latin America Management, LLC 30 Rockefeller Plaza, Suite 5405 New York, NY 10112 Attn: Elizabeth Freechack ******* Ramiro Lauzan *******; Juan Diego Carrillo *******
Nilesh Lakhani	70,744 Shares	c/o Despegar.com, Corp. 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Attn: Nilesh Lakhani Email: *******
Damián Scokin	325,270 Shares	c/o Despegar.com, Corp. 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Attn: Damián Scokin Email: *******
Martín Rastellino	219,087 Shares (held through Birbey S.A., a corporation wholly owned by Martín Rastellino)	c/o Despegar.com, Corp. 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Attn: Martín Rastellino Email: *******
Michael Doyle	85,314 Shares	c/o Despegar.com, Corp. 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Attn: Michael Doyle Email: *******